UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month July 2015

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .               .

Grifols, S.A.

Item		Sequential Page Number

1.	Distribution to Security Holders, dated July 30, 2015.	2

This Form 6-K is hereby incorporated by reference into Grifols, S.A.’s registration statement on Form F-3 (Registration Number 333-188074) to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Grifols, S.A. and Subsidiaries Condensed Consolidated Interim Financial Statements 30 June 2015 (Together with the Report of Independent Registered Public Accounting Firm)

KPMG Auditores, S.L. Torre Realia Placa d’Europa, 41 08908 L’Hospitalet de Llobregat Barcelona

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of

Grifols, S.A.

We have reviewed the accompanying condensed consolidated balance sheet of Grifols, S.A. and subsidiaries (the “Company”) as of June 30, 2015, and the related condensed consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the three- and six-month periods ended June 30, 2015 and 2014. These condensed consolidated interim financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion:

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements referred to above for them to be in conformity with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board.

We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Grifols, S.A. and subsidiaries as of December 31, 2014, and the related consolidated statements of profit or loss, comprehensive income, changes in consolidated equity, and cash flows for the year then ended (not presented herein); and in our report dated April 1, 2015, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2014, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

KPMG Auditores, S.L.

/s/ KPMG Auditores, S.L.

Barcelona, Spain

July 28, 2015

KPMG Auditores S.L. a limited liability Spanish Company	Reg. Mar Madrid, T. 11.961, F.90,
and a member firm of the KPMG network of independent	Sec. 8, H. M -188.007, Inscrip.9
member firms affiliated with KPMG International Cooperative	N.I.F. B-78510153
(“KPMG International”), a Swiss entity.

GRIFOLS, S.A. and Subsidiaries
Notes to Condensed Consolidated Interim Financial Statements for the
three- and six-month period ended 30 June 2015

CONTENTS

•           Condensed Consolidated Interim Financial Statements

•      Balance Sheet

•      Statement of Profit or Loss

•      Statement of Comprehensive Income

•      Statement of Cash Flows

•      Statement of Changes in Equity

•           Notes to Condensed Consolidated Interim Financial Statements

(1)      General Information

(2)      Basis of Presentation and Accounting Principles Applied

(3)      Changes in the composition of the Group

(4)      Financial Risk Management Policy

(5)      Segment Reporting

(6)      Goodwill

(7)      Other Intangible Assets and Property, Plant and Equipment

(8)      Non-Current Financial Assets

(9)      Trade and Other Receivables

(10)    Equity

(11)    Financial Liabilities

(12)    Expenses by Nature

(13)    Finance Result

(14)    Taxation

(15)    Discontinued Operations

(16)    Contingencies

(17)    Financial Instruments

(18)    Related Parties

(19)    Subsequent Events

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets
as of 30 June 2015 and 31 December 2014
(Expressed in thousands of Euros)

Assets	30/06/15	31/12/14
	(unaudited)

Non-current assets
Goodwill (note 6)	3.440.974	3.174.732
Other intangible assets (note 7)	1.149.060	1.068.361
Property, plant and equipment (note 7)	1.559.928	1.147.782
Investments in equity accounted investees (note 3)	87.373	54.296
Non-current financial assets (note 8)	34.130	9.011
Deferred tax assets	72.006	82.445
Total non-current assets	6.343.471	5.536.627

Current assets
Inventories	1.342.715	1.194.057
Trade and other receivables
Trade receivables (note 9)	461.435	500.752
Other receivables (note 9)	60.508	35.403
Current tax assets	72.128	79.593
Trade and other receivables	594.071	615.748
Other current financial assets	1.177	502
Other current assets	25.190	23.669
Cash and cash equivalents	788.734	1.079.146
Total current assets	2.751.887	2.913.122

Total assets	9.095.358	8.449.749

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets
as of 30 June 2015 and 31 December 2014
(Expressed in thousands of Euros)

Equity and liabilities	30/06/15	31/12/14
	(unaudited)

Equity
Share capital (note 10)	119.604	119.604
Share premium (note 10)	910.728	910.728
Reserves (note 10)	1.372.523	1.088.337
Treasury stock (note 10)	(58.575)	(69.252)
Interim dividend	0	(85.944)
Profit for the period / year attributable to the Parent	261.505	470.253
Total	2.605.785	2.433.726
Cash flow hedges	(1.866)	(15.811)
Other comprehensive Income	(727)	(406)
Translation differences	466.959	240.614
Accumulated other comprehensive income	464.366	224.397
Equity attributable to the Parent	3.070.151	2.658.123
Non-controlling interests	3.734	4.765
Total equity	3.073.885	2.662.888

Liabilities
Non-current liabilities
Grants	13.578	6.781
Provisions	7.358	6.953
Non-current financial liabilities (note 11)	4.426.143	4.154.630
Deferred tax liabilities	569.077	538.786
Total non-current liabilities	5.016.156	4.707.150
Current liabilities
Provisions	120.571	115.985
Current financial liabilities (note 11)	200.561	194.726
Group companies and associates	863	3.059
Trade and other payables
Suppliers	367.794	439.631
Other payables	92.481	90.965
Current income tax liabilities	97.244	87.462
Total trade and other payables	557.519	618.058
Other current liabilities	125.803	147.883
Total current liabilities	1.005.317	1.079.711
Total liabilities	6.021.473	5.786.861

Total equity and liabilities	9.095.358	8.449.749

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Profit or Loss

for each of the three- and six- month periods ended 30 June 2015 and 2014

(Expressed in thousands of Euros)

	Six-Months’ Ended		Three-Months’ Ended
	30/06/15	30/06/14	30/06/15	30/06/14
	(unaudited)		(unaudited)

Continuing Operations
Net revenue (note 5)	1.900.565	1.610.780	992.181	812.782
Cost of sales	(973.749)	(781.374)	(516.467)	(404.091)
Gross Margin	926.816	829.406	475.714	408.691
Research and Development	(103.936)	(85.194)	(53.020)	(47.299)
Sales, General and Administration expenses	(352.192)	(326.878)	(188.367)	(167.922)
Operating Expenses	(456.128)	(412.072)	(241.387)	(215.221)
Operating Results	470.688	417.334	234.327	193.470
Finance income	3.063	1.285	1.661	529
Finance expenses	(119.340)	(117.549)	(58.575)	(53.224)
Change in fair value of financial instruments	(11.860)	(8.923)	(6.004)	(4.104)
Exchange losses	(7.085)	869	1.942	(605)
Finance Result (note 13)	(135.222)	(124.318)	(60.976)	(57.404)
Share of losses of equity accounted investees	(1.383)	(3.443)	(1.068)	(1.863)
Profit before tax	334.083	289.573	172.283	134.203
Income tax expense (note 14)	(73.498)	(66.602)	(39.520)	(30.867)
Profit after income tax from continuing operations	260.585	222.971	132.763	103.336
Consolidated profit for the period	260.585	222.971	132.763	103.336
Profit attributable to equity holders of the Parent	261.505	224.835	133.015	103.862
Loss attributable to non-controlling interest	(920)	(1.864)	(252)	(526)
Basic earnings per share (Euros)	0.76	0.65	0.39	0.30
Diluted earnings per share (Euros)	0.76	0.65	0.39	0.30

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income
for each of the three- and six-month periods ended 30 June 2015 and 2014
(Expressed in thousands of Euros)

	Six-Months’ Ended		Three-Months’ Ended
	30/06/15	30/06/14	30/06/15	30/06/14
	(unaudited)		(unaudited)

Consolidated profit for the period	260.585	222.971	132.763	103.336

Items for reclassification to profit or loss
Foreign currency translation differences for foreign operations	224.805	17.896	112.412	23.086
Equity accounted investees	1.420	(29)	1.810	(34)
Cash flow hedges - effective part of changes in fair value	29.528	13.692	(20.621)	5.755
Cash flow hedges - amounts taken to profit and loss	(12.660)	(8.590)	9.548	(4.313)
Others	(321)	—	—	—
Tax effect	(2.923)	(1.062)	1.889	(181)
Other comprehensive income for the period, after tax	239.849	21.907	105.038	24.313
Total comprehensive income for the period	500.434	244.878	237.801	127.649
Total comprehensive income attributable to the Parent	501.474	246.548	237.327	128.068
Total comprehensive expense attributable to non-controlling interests	(1.040)	(1.670)	474	(419)
Total comprehensive income for the period	500.434	244.878	237.801	127.649

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows
for each of the six-month periods ended 30 June 2015 and 2014

(Expressed in thousands of Euros)

	30/06/15	30/06/14
	(unaudited)
Cash flows from operating activities
Profit before tax	334.083	289.573
Adjustments for:	213.098	222.048
Amortisation and depreciation	90.132	90.862
Other adjustments:	122.966	131.186
Losses on equity accounted investments	1.383	3.443
Net provision changes	(5.749)	(25)
Loss / (profit) on disposal of fixed assets	1.207	(305)
Government grants taken to income	805	(71)
Finance expense / income	123.934	121.728
Other adjustments	1.386	6.416
Changes in capital and assets	(149.108)	4.122
Change in inventories	(56.578)	(14.015)
Change in trade and other receivables	50.944	(52.541)
Change in current financial assets and other current assets	(115)	(439)
Change in current trade and other payables	(143.359)	71.117
Other cash flows from operating activities	(140.929)	(115.228)
Interest paid	(85.264)	(97,439)
Interest received	2.299	1.342
Income tax paid	(57.964)	(19.131)

Net cash from operating activities	257.144	400.515

Cash flows from investing activities

Payments for investments	(498.576)	(1.357.211)
Group companies and business units (note 3)	(58.040)	(1.212.788)
Property, plant and equipment and intangible assets	(430.820)	(143.178)
Property, plant and equipment	(402.107)	(118.601)
Intangible assets	(28.713)	(24.577)
Other financial assets	(9.716)	(1.245)
Proceeds from the sale of property, plant and equipment	14.054	647

Net cash used in investing activities	(484.522)	(1.356.564)
Cash flows from financing activities
Proceeds from and payments for equity instruments	12.695	(44.360)
Acquisition of own shares	(58.457)	(44.360)
Disposal of own shares	71.152	—
Proceeds from and payments for financial liability instruments	(41.985)	1.273.749
Issue	76.810	5.185.814
Redemption and repayment	(118.795)	(3.912.065)
Dividends and interest on other equity instruments paid	(102.157)	(70.063)
Dividends paid	(102.157)	(70.063)
Other cash flows from financing activities	(15.835)	(180.310)
Costs of financial instruments issued	0	(183.252)
Other collections (paid) from financing activities	(15.835)	2.942
Net cash from / (used in) financing activities	(147.282)	979.016
Effect of exchange rate fluctuations on cash and cash equivalents	84.248	5.160
Net decrease in cash and cash equivalents	(290.412)	28.127
Cash and cash equivalents at beginning of the period	1.079.146	708.777
Cash and cash equivalents at end of period	788.734	736.904

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Changes in Equity
for each of the six-month periods ended 30 June 2015 and 2014
(Expressed in thousands of Euros)

	Attributable to equity holders of Parent
										Equity
				Profit attributable		Other comprehensive income				attributable
	Share	Share		to	Interim	Treasury	Translation	other comprehensive	Cash flow	to	Non-controlling
	capital	premium	Reserves (*)	Parent	dividend	Stock	differences	income	hedges	Parent	interests	Equity
Balances at 31 December 2013	119.604	910.728	883.415	345.551	(68.755)	—	(63.490)	—	(25.791)	2.101.262	5.942	2.107.204
Translation differences	—	—	—	—	—	—	17.673		—	17.673	194	17.867
Cash flow hedges	—	—	—	—	—	—	—	—	4.040	4.040	—	4.040
Other comprehensive income for the period	0	0	0	0	0	0	17.673	0	4.040	21.713	194	21.907
Profit/(loss) for the period	—	—	—	224.835	—	—	—	—	—	224.835	(1.864)	222.971
Total comprehensive income for the period	0	0	0	224.835	0	0	17.673		4.040	246.548	(1.670)	244.878
Net change in treasury stock (note 9)	—	—	—	—	—	(44.360)	—	—	—	(44.360)		(44.360)
Acquisition of non-controlling interests	—	—	(1.706)	—	—	—	—	—	—	(1.706)	1.740	34
Other changes	—	—	(69)	—	—	—	—	—	—	(69)	—	(69)
Interim dividend	—	—	—	—	—	—	—	—	—	—	—	0
Distribution of 2013 profit
Reserves	—	—	275.488	(275.488)	—	—	—	—	—	0	—	0
Dividends	—	—	—	(70.063)	—	—	—	—	—	(70.063)	—	(70.063)
Interim dividend	—	—	(68.755)	—	68.755	—	—	—	—	0	—	0
Operations with equity holders or owners	0	0	204.958	(345.551)	68.755	(44.360)	0	0	0	(116.198)	1.740	(114.458)
Balances at 30 June 2014 (unaudited)	119.604	910.728	1.088.373	224.835	0	(44.360)	(45.817)	0	(21.751)	2.231.612	6.012	2.237.624

Balances at 31 December 2014	119.604	910.728	1.088.337	470.253	(85.944)	(69.252)	240.614	(406)	(15.811)	2.658.123	4.765	2.662.888
Translation differences							226.345			226.345	(120)	226.225
Cash flow hedges								(321)	13,945	13.624		13.624
Other comprehensive income for the period	0	0	0	0	0	0	226.345	(321)	13.945	239.969	(120)	239.849
Profit/(loss) for the period	—	—	—	261.505	—	—	—		—	261.505	(920)	260.585
Total comprehensive income for the period	0	0	0	261505	0	0	226.345	(321)	13.945	501.474	(1.040)	500.434

Net change in treasury stock (note 10)	—	—	2018	—	—	10.677	—		—	12.695	—	12.695
Acquisition of non-controlling interests	—	—	—	—	—	—	—		—	0		0
Other changes	—	—	16	—	—	—	—		—	16	9	25
Distribution of 2014 profit
Reserves	—	—	368.096	(368.096)	—	—	—		—	0	—	0
Dividends	—	—	—	(102.157)	—	—	—		—	(102.157)	—	(102.157)
Interim dividend	—	—	(85.944)	—	85.944	—	—		—	0	—	0
Operations with equity holders or owners	0	0	284.186	(470.253)	85.944	10.677	0		0	(89.446)	9	(89.437)
Balances at 30 June 2015 (unaudited)	119.604	910.728	1.372.523	261.505	0	(58.575)	466.959	(727)	(1.866)	3.070.151	3.734	3.073.885

(*) Reserves include accumulated earnings and other reserves

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2015

(1)         General Information

Grifols, S.A (hereinafter, Grifols, the Company or the Parent Company) was founded in Spain on 22 June 1987 as a limited liability company for an indefinite period of time. Its registered and fiscal address is in Barcelona (Spain). The Company’s statutory activity consists of providing corporate and business administrative, management and control services, as well as investing in assets and property. The Company’s principal activity consists of rendering administrative, management and control services to its subsidiaries.

All the Company’s shares are listed in the Barcelona, Madrid, Valencia, and Bilbao stock exchanges and on the Spanish electronic market. Class B shares began quotation on the NASDAQ (United States) and on the Automated Quotation System in Spain on 2 June 2011.

Grifols, S.A. is the parent company of the Group (hereinafter the Group) which acts on an integrated basis under a common management and whose main activity is the procurement, manufacture, preparation, and sale of therapeutic products, particularly haemoderivatives.

The main manufacturing facilities of the Spanish companies of the Group are located in Parets del Vallés (Barcelona) and Torres de Cotillas (Murcia), while those of the North American companies are located in Los Angeles (California, USA), Clayton (North Carolina, USA) and Emeryville (San Francisco, USA).

(2)         Basis of Presentation and Accounting Principles Applied

These condensed consolidated interim financial statements for the three- and six-month period ended 30 June 2015 have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB), in particular with IAS 34 Interim Financial Reporting, which for Grifols Group purposes, are identical to the standards as endorsed by the European Union (IFRS-EU). They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group for the year ended 31 December 2014.

The Board of Directors of Grifols, S.A. authorised these condensed consolidated interim financial statements for issue at their meeting held on 24 July 2015.

Amounts contained in these Condensed Consolidated Interim Financial Statements are expressed in thousands of Euros.

The condensed consolidated interim financial statements of Grifols for the three- and six-month periods ended 30 June 2015 have been prepared based on the accounting records maintained by Grifols and subsidiaries.

Accounting principles and basis of consolidation applied

The accounting principles and basis of consolidation applied in the preparation of these condensed consolidated interim financial statements except as noted below, are the same as those applied by the Group in its consolidated financial statements as at and for the year ended 31 December 2014.

In addition, in 2015 the following standards issued by the IASB and the IFRS Interpretations Committee, and adopted by the European Union for its application in Europe have become effective and, accordingly, have been taken into account for the preparation of these condensed consolidated interim financial statements:

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements
for the three- and six-month periods ended 30 June 2015

Mandatory application for annual
periods beginning on or after:
Standards		IASB effective date

IAS 19	Defined Benefit Plans: employee contributions (amendments to IAS 19)	1 July 2014
Various	Annual improvements to IFRSs 2010-2012 cycle	1 July 2014
Various	Annual improvements to IFRSs 2011-2013 cycle	1 July 2014

The application of these standards has not had a significant impact on the condensed consolidated interim financial statements.

At the date of presentation of these condensed consolidated interim financial statements, the following IFRS standards and IFRIC interpretations have been issued by the IASB but its application is not mandatory:

Mandatory application for annual
periods beginning on or after:
Standards		IASB effective date

IAS 16	Clarification of Acceptable Methods of Depreciation and
IAS 38	Amortisation (issued on 12 May 2014)	1 January 2016
IFRS 11	Accounting for Acquisitions of Interests in Joint Operations (issued on 6 May 2014)	1 January 2016
IFRS 14	Regulatory Deferral Accounts (issued on 30 January 2014)	1 January 2016
IAS 27	Equity Method in Separate Financial Statements (issued on 12 August 2014)	1 January 2016
IFRS 10	Sale or Contribution of Assets between an investor and its
IAS 28	Associate or Joint Venture (issued on 11 September 2014)	1 January 2016
Various	Annual Improvements to IFRSs 2012-2014 cycle (issued on 25 September 2014)	1 January 2016
IFRS 10
IFRS 12 IAS 28	Investment entities: applying the Consolidation Exception (issued on 18 December 2014)	1 January 2016
IAS 1	Disclosure Initiative (issued on 18 December 2014)	1 January 2016
IFRS 15	Revenue from contracts with customers (issued on 28 May 2014)	1 January 2017
IFRS 9	Financial instruments (issued on 24 july 2014)	1 January 2018

The Group has not applied any of the standards or interpretations issued prior to their effective date.

The Company’s Directors do not expect that any of the above amendments will have a significant effect on the condensed consolidated interim financial statements.

Responsibility regarding information, estimates, and relevant judgments in the application of accounting policies

The information contained in these condensed consolidated interim financial statements for the three- and six-month period ended 30 June 2015 is the responsibility of the Directors of the Company. The preparation of condensed consolidated interim financial statements requires management to make judgements, estimates and assumptions that affect the application of Group accounting policies. The following notes include a summary of the relevant accounting estimates and judgements used to apply accounting policies which have the most significant effect on the accounts recognised in these condensed consolidated interim financial statements.

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements
for the three- and six-month periods ended 30 June 2015

•                      The assumptions used for calculation of the fair value of financial instruments, in particular, financial derivatives. Financial derivatives are measured based on observable market data (level 2 of fair value hierarchy) (see note 17). The Senior Unsecured Notes and senior secured debt are valued at their quoted price in active markets (level 1 in the fair value hierarchy). Regarding the valuation of derivative instruments, the selection of the appropriate data within the alternatives requires the use of judgement in qualitative factors such as, which methodology and valuation models are used, and in quantitative factors, data required to be included within the chosen models.

•                      The assumptions used to test non-current assets and goodwill for impairment. Relevant cash generating units are tested annually for impairment. These are based on risk-adjusted future cash flows discounted using appropriate interest rates. Assumptions relating to risk-adjusted future cash flows and discount rates are based on business forecasts and are therefore inherently subjective. Future events could cause a change in business forecasts, with a consequent adverse effect on the future results of the Group. To the extent considered a reasonably possible change in key assumptions could result in an impairment of goodwill, a sensitivity analysis has been disclosed in note 7 of the consolidated financial statements as at and for the year ended 31 December 2014 to show the effect of changes to these assumptions and the effect of the cash generating unit (CGU) on the recoverable amount.

•                      Useful lives of property, plant and equipment and intangible assets. The estimated useful lives of each category of property, plant and equipment and intangible assets are set out in notes 4(g) and 4(h) of the consolidated financial statements as at and for the year ended 31 December 2014. Although estimates are calculated by the Company’s management based on the best information available at reporting date, future events may require changes to these estimates in subsequent years. Given the variety and large number of individual items of property, plant and equipment it is not considered likely that a reasonably possible change in the assumptions applicable to any individual item or specific class of assets would lead to a material adverse effect. Potential changes to the useful lives of intangible assets are mainly related to the currently marketed products and the useful lives will depend on the life cycle of the same. No significant changes to useful lives are expected. Adjustments made in subsequent years are recognised prospectively.

•                      Evaluation of the effectiveness of hedging derivatives. The key assumption relates to the measurement of the effectiveness of the hedge. Hedge accounting is only applicable when the hedge is expected to be highly effective at the inception of the hedge and, in subsequent years, in achieving offsetting changes in fair value or cash flows attributable to the hedged risk, throughout the period for which the hedge was designated (prospective analysis) and the actual effectiveness, which can be reliably measured, is within a range of 80%-125% (retrospective analysis) (see note 17).

•                      Evaluation of the nature of leases (operating or finance). The Group analyses the conditions of the lease contracts at their inception in order to conclude if the risks and rewards have been transferred. If the lease contract is renewed or amended the Group conducts a new evaluation.

•                      Assumptions used to determine the fair value of assets, liabilities and contingent liabilities related to business combinations.

•                      Evaluation of the capitalisation of development costs. The key assumption is related to the estimation of sufficient future economic benefits of the projects.

•                      Evaluation of provisions and contingencies. Key assumptions relate to the evaluation of the likelihood of an outflow of resources due to a past event, as well as to the evaluation of the best estimate of the likely outcome. These estimates take into account the specific circumstances of

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements
for the three- and six-month periods ended 30 June 2015

each dispute and relevant external advice and therefore are inherently subjective and could change substantially over time as new facts arise and each dispute progresses. Details of the status of various uncertainties involved in significant unresolved disputes are set out in note 16.

•                      Evaluation of the recoverability of receivables from public entities in countries facing liquidity problems, specifically in Italy, Greece, Portugal and Spain. The key assumption is the estimation of the amounts expected to be collected from these public entities.

•                      Evaluation of the recoverability of tax credits, including tax loss carryforwards and rights for deductions. Deferred tax assets are recognized to the extent that future taxable profits will be available against which the temporary differences can be utilised, based on management’s assumptions relating to the amount and timing of future taxable profits. Capitalization of deferred tax assets relating to investments in Group companies depends on whether they will reverse in the foreseeable future.

No changes have been made to prior year judgements relating to existing uncertainties.

The Group is also exposed to interest rate and currency risks.

Grifols’ management does not consider that there are any assumptions or causes for uncertainty in the estimates which could imply a significant risk of material adjustments arising in the next financial year.

The estimates and relevant judgments used in the preparation of these condensed consolidated interim financial statements do not differ from those applied in the preparation of the consolidated financial statements as at and for the year ended 31 December 2014.

Seasonality of transactions during this period

Given the nature of the activities conducted by the Group, there are no factors that determine any significant seasonality in the Group’s operations that could affect the interpretation of these condensed consolidated interim financial statements for the three- and six-month period ended 30 June 2015 in comparison with the financial statements for a full fiscal year.

Relative importance

When determining the information to be disclosed in these Notes, in accordance with IAS 34, the relative importance in relation to these condensed consolidated interim financial statements has been taken into account.

(3)         Changes in the composition of the Group

For the preparation of its condensed consolidated interim financial statements, the Group has included its investments in all subsidiaries, associates and joint ventures. Appendix I of the consolidated financial statements as at 31 December 2014 lists the subsidiaries, associates and joint ventures in which Grifols, S.A. holds a direct or indirect stake and that were included in the scope of consolidation at that date.

The main changes in the scope of consolidation during the interim period ended 30 June 2015 are detailed below:

•                  On March 4, 2015, the Group has acquired 47.58% of the equity of Alkahest, Inc. (“Alkahest”) for US Dollar 37.5 million in the form of a cash payment in exchange for 47.58% of Alkahest’s shares following the closing of the transaction. In addition Grifols will provide a further payment of US Dollar 12.5 million as collaboration fees and fund the development of plasma-based products, which may be commercialized by the Group throughout the world. Alkahest will receive milestone

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements
for the three- and six-month periods ended 30 June 2015

payments and royalties on sales of such products by Grifols. This investment has been accounted for using the equity method.

(4)         Financial Risk Management Policy

At 30 June 2015 the Group’s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements for the year ended 31 December 2014.

(5)         Segment Reporting

The distribution by business segments of the Group’s net revenues and consolidated income for the three- and six- month periods ended 30 June 2015 and 30 June 2014 is as follows:

	Net revenues (Thousands of Euros)
	Six-Months’	Six-Months’	Three-Months’	Three-Months’
	Ended 30 June	Ended 30 June	Ended 30 June	Ended 30 June
Segments	2015	2014	2015	2014

Bioscience	1,457,393	1,208,236	776,366	607,278
Hospital	49,276	49,551	26,017	25,289
Diagnostic	343,987	293,546	171,426	146,997
Raw materials + Other	49,909	59,447	18,372	33,218
	1,900,565	1,610,780	992,181	812,782

	Profit/(loss) (Thousands of Euros)
	Six-Months’ Ended 30	Six-Months’ Ended 30
Segments	June 2015	June 2014
Bioscience	429,936	409,498
Hospital	(1,660)	(1,113)
Diagnostic	49,180	36,194
Raw materials + Other	34,642	30,406
Total income of reported segments	512,098	474,985
Unallocated expenses plus net financial result	(178,015)	(185,412)
Profit before income tax from continuing operations	334,083	289,573

As a result of the recent acquisitions made and the related changes in the organizational structure due to the integration process, the Group has reviewed the allocation of costs between segments, which has lead to an increase of portion of allocated costs. As a result of the changes to systems, the quarterly information related to 31st March 2015 and 2014 is not available.

(6)         Goodwill

Details and movement in goodwill during the six-month period ended 30 June 2015 is as follows:

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements
for the three- and six-month periods ended 30 June 2015

		Thousands of Euros
		Balance at	Translation	Balance at
	Segment	31/12/2014	differences	30/06/2015
Net value

Grifols UK,Ltd. (UK)	Bioscience	8,822	837	9,659
Grifols Italia,S.p.A. (Italy)	Bioscience	6,118	—	6,118
Biomat USA, Inc. and Plasmacare (USA)	Bioscience	167,602	14,257	181,859
Grifols Australia Pty Ltd.(Australia) /Medion Diagnostic AG(Switzerland)	Diagnostic	9,713	534	10,247
Grifols Therapeutics, Inc (USA)	Bioscience	1,830,315	155,733	1,986,048
Araclon Biotech, S.L. (Spain)	Diagnostic	6,000	—	6,000
Progenika Biopharma, S.A. (Spain)	Diagnostic	40,516	—	40,516
Grifols Diagnostic (Novartis) (USA, Switzerland and Hong Kong)	Diagnostic	1,105,646	94,881	1,200,527
		3,174,732	266,242	3,440,974

Impairment testing:

As a result of the acquisition of Talecris in 2011, and for impairment testing purposes, the Group combines the CGUs allocated to the Bioscience segment, grouping them together at segment level, because substantial synergies arose on the acquisition of Talecris, and in light of the vertical integration of the business and the lack of an independent organised market for the products. Because the synergies benefit the Bioscience segment globally they cannot be allocated to individual CGUs. The Bioscience segment represents the lowest level to which goodwill is allocated and is subject to control by Group management for internal control purposes.

Due to the acquisition of Novartis’ Diagnostic business unit in 2014, the Group decided to group Araclon, Progenika and Australia into a single CGU for the Diagnostic business since the acquisition will support not only the vertically integrated business but also cross-selling opportunities. In addition, for management purposes, the Group’s management is focused on the business more than geographical areas or individual companies.

At 30 June 2015, the Group did not identify any triggering event that would make necessary to perform the impairment test of the respective CGU’s for this interim period

(7)         Other Intangible Assets and Property, Plant, and Equipment

Movement of Other Intangible Assets and Property, Plant and Equipment during the six-month period ended 30 June 2015 is as follows:

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements
for the three- and six-month periods ended 30 June 2015

	Thousands of Euros
		Property, plant and
	Other intangible assets	equipment	Total
Total Cost at 31/12/2014	1,396,990	1,664,634	3,061,624
Total depreciation and amortization at 31/12/2014	(328,646)	(513,706)	(842,352)
Impairment at 31/12/2014	17	(3,146)	(3,129)
Balance at 31/12/2014	1,068,361	1,147,782	2,216,143

Cost

Additions	28,713	406,626	435,339
Disposals	(2,011)	(20,898)	(22,909)
Transfers	41	(114)	(73)
Translation differences	103,028	103,632	206,660
Total Cost at 30/06/2015	1,526,761	2,153,880	3,680,641

Depreciation & amortization

Additions	(31,288)	(58,844)	(90,132)
Disposals	980	6,668	7,648
Transfers	—	73	73
Translation differences	(18,767)	(24,920)	(43,687)
Total depreciation and amortization at 30/06/2015	(377,721)	(590,729)	(968,450)

Impairment

Additions	3	23	26
Translation differences	—	(100)	(100)
Impairment at 30/06/2015	20	(3,223)	(3,203)

Balance at 30/06/2015	1,149,060	1,559,928	2,708,988

At 30 June 2015 there are no indications that these assets have been impaired beyond recognized impairment.

Intangible assets acquired from Talecris mainly include currently marketed products. Identifiable intangible assets correspond to Gamunex and have been recognised at fair value at the acquisition date of Talecris and classified as currently marketed products. Intangible assets recognised comprise the rights on the Gamunex product, its commercialisation and distribution license, trademark, as well as relations with hospitals. Each of these components are closely linked and fully complementary, are subject to similar risks and have a similar regulatory approval process.

Intangible assets acquired from Progenika mainly include currently marketed products. Identifiable intangible assets correspond to blood, immunology and cardiovascular genotyping. These assets have been recognised at fair value at the acquisition date of Progenika and classified as currently marketed products.

The cost and accumulated amortisation of currently marketed products acquired from Talecris and Progenika at 30 June 2015 is as follows:

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements
for the three- and six-month periods ended 30 June 2015

	Thousands of Euros
	Balance at		Translation	Balance at
	31/12/2014	Additions	differences	30/06/2015

Cost of currently marketed products - Gamunex	988,386	—	84,096	1,072,482
Cost of currently marketed products - Progenika	23,792	—	—	23,792
Accumulated amortisation of currently marketed products - Gamunex	(118,057)	(17,663)	(10,257)	(145,977)
Accumulated amortisation of currently marketed products - Progenika	(4,359)	(1,188)	—	(5,547)
Carrying amount of currently marketed products	889,762	(18,851)	73,839	944,750

The estimated useful life of the currently marketed products acquired from Talecris is considered limited, has been estimated at 30 years on the basis of the expected life cycle of the product (Gamunex)  and is amortised on a straight-line basis.

At 30 June 2015 the residual useful life of currently marketed products from Talecris is 25 years and 11 months (26 years and 11 months at 30 June 2014).

The estimated useful life of the currently marketed products acquired from Progenika is considered limited, has been estimated at 10 years on the basis of the expected life cycle of the product and is amortised on a straight-line basis.

At 30 June 2015 the residual useful life of currently marketed products from Progenika is 7 years and 8 months (8 years and 8 months at 30 June 2014).

The additions to property, plant and equipment relate mainly to the repurchase from related parties of industrial assets in the United States and Spain for a total amount of Euros 232 million (US Dollars 263 million) and Euros 45 million, respectively (see note 18). The Group has exercised the options to purchase some of the assets at fair value included in the corresponding sales and leaseback agreements.

In 2015, the Group sold a building acquired in 2014 to a related party for an amount of Euros 12 million, which corresponds to its acquisition price (see note 18).

(8)         Non-Current Financial Assets

On March 6, 2015, our subsidiary, Grifols Worldwide Operations Limited, subscribed Euros 25 million aggregate principal amount of 9% convertible bonds due 2018 issued by TiGenix. The Group indirectly own 21.30% of the common stock of TiGenix. As of the date of these condensed consolidated interim financial statements, Euros 25 million of the convertible bonds were outstanding. Interest on the convertible bonds is payable on September 6 and March 6 of each year, and as of the date of these condensed consolidated interim financial statements, TiGenix had paid us no interest on the convertible bonds.

During the periods or upon the events described in the indenture governing the convertible bonds, the convertible bonds are convertible into common stock of TiGenix. As of the date of these condensed consolidated interim financial statements, the conversion rate was 106,224.77 shares of TiGenix common stock per Euros 100,000 principal amount of convertible bonds.

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements
for the three- and six-month periods ended 30 June 2015

(9)         Trade and Other Receivables

At 30 June 2015, certain Spanish companies of the Grifols group had signed sales agreements for credit rights without recourse with certain financial institutions.

The total sum of credit rights sold without recourse, for which ownership was transferred to financial entities pursuant to the aforementioned agreements, amounts to Euros 292,052 thousand for the six-month period ended at 30 June 2015 (Euros 176,118 thousand for the six-month period ended 30 June 2014 and Euros 465,269 thousand at 31 December 2014).

The deferred collection equivalent to the amount pending to be received from a financial entity is presented in the balance sheet under “Other receivables” for an amount of Euros 4,742 thousand as at 30 June 2015 (Euros 5,434 thousand as at 31 December 2014) which does not differ significantly from their fair value and is also the amount of the maximum exposure to loss.

The finance cost of credit rights sold amounts to Euros 2,676 thousand for the six-month period ended 30 June 2015 (Euros 2,608 thousand for the six-month period ended 30 June 2014) (see note 13).

The recoverability of receivables from public entities in countries facing liquidity problems, specifically in Italy, Greece, Portugal and Spain, has not significantly changed compared to 31 December 2014.

(10)  Equity

Details of consolidated equity and changes are shown in the condensed consolidated statement of changes in equity, which forms part of the condensed consolidated interim financial statements.

(a)        Share Capital and Share Premium

At 30 June 2015 the Company’s share capital was represented by 213,064,899 Class A shares and 130,712,555 Class B shares.

(b)        Reserves

The availability of the reserves for distribution is subject to legislation applicable to each of the Group companies. At 30 June 2015, Euros 36,373 thousand equivalent to the carrying amount of development costs pending amortisation of certain Spanish companies (Euros 43,540 thousand at 31 December 2014) are, in accordance with applicable legislation, restricted reserves which cannot be distributed until these development costs have been amortised.

Companies in Spain are obliged to transfer 10% of each year’s profits to a legal reserve until this reserve reaches an amount equal to 20% of share capital. This reserve is not distributable to shareholders and may only be used to offset losses if no other reserves are available. Under certain conditions it may be used to increase share capital provided that the balance left on the reserve is at least equal to 10% of the nominal value of the total share capital after the increase.

At 30 June 2015and 31 December 2014  the legal reserve of the Company amounts to Euros 23,921 thousand.

(c)         Treasury Stock

Movement in Class A treasury stock during the six-month period ended 30 June 2015 is as follows:

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements
for the three- and six-month periods ended 30 June 2015

	No. of Class A shares	Thousand Euros
Balance at 1 January 2015	1,967,265	69,134
Disposals Class A shares	(1,967,265)	(69,134)
Balance at 30 June 2015	0	0

Movement in Class A treasury stock during the six-month period ended 30 June 2014 is as follows:

	No. of Class A shares	Thousand Euros
Balance at 1 January 2014	0	0
Acquisitions Class A shares	1,194,455	44,360
Balance at 30 June 2014	1,194,455	44,360

Movement in Class B treasury stock during the six-month period ended 30 June 2015 is as follows:

	No. of Class B shares	Thousand Euros
Balance at 1 January 2015	5,653	118
Acquisitions Class B shares	2,014,285	58,457
Disposals Class B shares	(653)	0
Balance at 30 June 2015	2,019,285	58,575

There were no movements in Class B treasury stock during the six-month period ended 30 June 2014.

(d)        Allocation of profit

The profits of Grifols, S.A. and subsidiaries will be allocated as agreed by respective shareholders at their general meetings and the proposed allocation of the profit for the year ended 31 December 2014 is presented in the consolidated statements of changes in equity.

The dividends paid during the six-month period ended 30 June 2015 is as follows:

	Six-Months’ Ended 30 June 2015
			Amount in
	% over	Euros	thousand of
	par value	per shares	Euros
Ordinary Shares	59%	0.30	63,314
Non-voting shares	297%	0.30	38,843

Total Dividends Paid			102,157

The dividends paid during the six-month period ended 30 June 2014 were as follows:

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements
for the three- and six-month periods ended 30 June 2015

	Six-Months’ Ended 30 June 2014
			Amount in
	% over	Euros	thousand of
	par value	per shares	Euros
Ordinary Shares	40%	0.20	42,613
Non-voting shares	200%	0.20	26,143
Non-voting shares (Preferred Dividend)	10%	0.01	1,307
Total Dividends Paid			70,063

(11)  Financial Liabilities

The detail of non-current financial liabilities at 30 June 2015 and 31 December 2014 is as follows:

	Thousands of Euros
Financial liabilities	30/06/2015	31/12/2014

Non-current obligations (a)	748.654	679.069
Senior secured debt (b)	3.595.739	3.358.341
Other loans	22.998	24.888
Finance lease liabilities	7.371	9.275
Financial derivatives (note 17)	—	34.486
Other non-current financial liabilities	51.381	48.571
Total non-current financial liabilities	4.426.143	4.154.630

Current obligations (a)	76.541	65.603
Senior secured debt (b)	64.404	52.402
Other loans	19.389	36.562
Finance lease liabilities	8.541	8.234
Financial derivatives (note 17)	19.897	—
Other current financial liabilities	11.789	31.925
Total current financial liabilities	200.561	194.726

On 17 March 2014 the Group concluded the refinancing process of its debt. The total debt refinanced amounts to US Dollars 5,500 million (Euros 4,075 million) and represents Grifols’s entire debt, including the US Dollars 1,500 million bridge loan obtained for the acquisition of Novartis’ transfusional diagnostics unit. Following the refinancing process, Grifols’ debt structure consists of a US Dollars 4,500 million long-term loan with institutional investors and banks segmented in two tranches (Term Loan A and Term Loan B), and a US Dollars 1,000 million bond issuance (Senior Unsecured Notes).

(a)    Senior Unsecured Notes

On 5 March 2014, Grifols Worldwide Operations Limited, a 100% subsidiary of Grifols, S.A., has issued US Dollars 1,000 million Senior Unsecured Notes (the “Notes”) that will mature in 2022 and will bear annual interest at a rate of 5.25%. These notes replaced the Senior Unsecured Notes issued in 2011 amounting to US Dollars 1,100 million, with a maturity in 2018 and at interest rate of 8.25%. On 29 May 2014 the Notes have been admitted to listing in the Irish Stock Exchange.

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements
for the three- and six-month periods ended 30 June 2015

The costs of refinancing Senior Unsecured Notes have amounted to Euros 67.6 million, including the cost of cancellation. These costs were included as transaction costs together with other costs deriving from the debt issue and will be taken to profit or loss in accordance with the effective interest rate. Based on the analysis of the quantitative and qualitative factors, the Group concluded that the renegotiation of conditions of the Senior Unsecured Notes did not trigger a derecognition of the liability. Unamortised financing costs from the Senior Unsecured Notes amount to Euros 145 million at 30 June 2015 (US Dollars 162 million) and Euros 145 million at 31 December 2014 (US Dollars 176 million).

The total principal plus interest of the Senior Unsecured Notes to be paid is detailed as follows:

	Senior Unsecured Notes
	Principal+Interests in	Principal+Interests in Thousands
	Thousands of US Dollar	of Euros
Maturity
2015	52,500	46,921
2016	52,500	46,921
2017	52,500	46,921
2018	52,500	46,921
2019	52,500	46,921
2020	52,500	46,921
2021	52,500	46,921
2022	1,026,250	917,196
Total	1,393,750	1,245,643

The activity of Senior Unsecured Notes and promissory notes principal amounts, without considering unamortised financing costs, at 30 June 2015 and 30 June 2014 are as follows:

	Thousands of Euros
			Redemption	Exchange
	Initial balance		and	differences	Final balance
	at 01/01/14	Issue	Repayments	and others	at 30/06/14

Issue of bearer promissory notes (nominal value)	45,945	55,080	(46,440)	—	54,585
Senior Unsecured Notes (nominal value)	797,622	729,980	(807,932)	12,502	732,172
	843,567	785,060	(854,372)	12,502	786,757

	Thousands of Euros
			Redemption	Exchange
	Initial balance		and	differences	Final balance
	at 01/01/15	Issue	Repayments	and others	at 30/06/15
Issue of bearer promissory notes
(nominal value)	55,572	67,977	(56,550)	—	66,999
Senior Unsecured Notes
(nominal value)	823,655	—	—	70,080	893,735
	879,227	67,977	(56,550)	70,080	960,734

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements
for the three- and six-month periods ended 30 June 2015

(b)    Loans and borrowings

On 17 March 2014 the Group refinanced its Senior Secured Debt. The new senior debt consist of a Term Loan A  (“TLA”), which amounts to US Dollars 700 million with a 2.50% margin over US Libor and maturity in 2020 and a  Term Loan B  (“TLB”) that amounts to US Dollars 3,250 million and Euros 400 million with a 3.00% margin over Libor and Euribor respectively and maturity in 2021. Furthermore, the embedded floor included in the former senior debt, was terminated.

The present value discounted from cash flows under the new agreement, including costs for fees paid and discounted using the original effective interest rate differs by less than 10% of the present value discounted from cash flows remaining in the original debt, whereby the new agreement is not substantially any different to the original agreement.

The costs of refinancing the senior debt amounted to Euros 115.6 million. The termination of the embedded derivatives of the senior debt formed part of the refinancing and the resulting change in the fair values amounting to Euros 23.8 million reduced the financing cost. Based on the analysis of the quantitative and qualitative factors, the Group concluded that the renegotiation of conditions of the senior debt does not trigger a derecognition of the liability. Therefore, the net amount of the financing cost has reduced the previous amount recognized and will form part of the amortised cost over the duration of the debt. Unamortised financing costs from the senior secured debt amount to Euros 205 million at 30 June 2015 (US Dollars 229 million) and Euros 209 million at 31 December 2014 (US Dollars 254 million).

The new terms and conditions of the senior secured debt are as follows:

•                              Tranche A: Senior Debt Loan repayable in six years

•                  US Tranche A :

•                              Original Principal Amount of US Dollars 700 million.

•                              Applicable margin of 250 basis points (bp) linked to US Libor 1 month.

•                              No floor over US Libor.

The detail of the Tranche A by maturity as at 30 June 2015 is as follows:

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2015

	US Tranche A
	Currency	Principal in thousands of US Dollar	Principal in thousands of Euros
Maturity
2015	US Dollar	17,500	15,640
2016	US Dollar	48,125	43,011
2017	US Dollar	52,500	46,921
2018	US Dollar	52,500	46,921
2019	US Dollar	380,625	340,178
2020	US Dollar	122,500	109,483

Total	US Dollar	673,750	602,154

•                  Tranche B: seven year loan divided into two tranches: US Tranche B and Tranche B in Euros.

•                  US Tranche B :

•                              Original Principal Amount of US Dollars 3,250 million.

•                              Applicable margin of 300 basis points (bp) linked to US Libor 1 month

•                              No floor over US Libor.

•                  Tranche B in Euros:

•                              Original Principal Amount of Euros 400 million.

•                              Applicable margin of 300 basis points (bp) linked to Euribor 1 month.

•                              No floor over Euribor

The detail of the Tranche B by maturity as at 30 June 2015 is as follows:

	US Tranche B			Tranche B in Euros
		Principal in thousands	Principal in		Principal in
	Currency	of US Dollar	thousands of Euros	Currency	thousands of Euros
Maturity
2015	US Dollar	16,250	14,523	Euros	2,000
2016	US Dollar	32,500	29,046	Euros	4,000
2017	US Dollar	32,500	29,046	Euros	4,000
2018	US Dollar	32,500	29,046	Euros	4,000
2019	US Dollar	32,500	29,046	Euros	4,000
2020	US Dollar	32,500	29,046	Euros	4,000
2021	US Dollar	3,030,625	2,708,573	Euros	373,000

Total	US Dollar	3,209,375	2,868,326	Euros	395,000

•                  US Dollar 300 Million committed credit revolving facility: Amount maturing on 27 February 2019. At 30 June 2015 no amount has been drawn down on this facility.

The total principal plus interest of the Tranche A & B Senior Loan is detailed as follows:

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2015

	Thousands of Euros
	Tranche A Senior Loan	Tranche B Senior Loan
Maturity
2015	24,237	70,931
2016	62,037	153,864
2017	68,140	172,858
2018	68,740	186,765
2019	357,891	197,730
2020	110,887	205,467
2021	—	3,109,920
Total	691,932	4,097,535

The issue of senior unsecured notes and senior secured debt is subject to compliance with the leverage ratio covenant. At 30 June 2015 the Group complies with this covenant.

Both the Senior Term Loans and the Revolving Loans are guaranteed by Grifols, S.A. and certain significant subsidiaries of Grifols, S.A. that together with Grifols, S.A. represent, in the aggregate, at least 80% of the consolidated assets and consolidated EBITDA of Grifols, S.A. and its subsidiaries.

The Notes have been issued by Grifols Worldwide Operations Limited and are guaranteed on a senior unsecured basis by Grifols, S.A. and the subsidiaries of Grifols, S.A. that are guarantors and co-borrower under the New Credit Facilities. Guarantors are Grifols, S.A., Biomat USA, Inc., Grifols Biologicals Inc., Grifols Shared Services North America, Inc., Grifols Diagnostic Solutions Inc., Grifols Therapeutics, Inc., Instituto Grifols, S.A. and Grifols Worldwide Operations USA, Inc.

(12)                          Expenses by Nature

Details of wages and other employee benefits expenses by function are as follows:

	Thousands of Euros
	Six-Months’	Six-Months’	Three-Months’	Three-Months’
	Ended 30	Ended 30	Ended 30 June	Ended 30 June
	June 2015	June 2014	2015	2014
Cost of sales	288,857	230,104	148,983	112,781
Research and development	38,135	32,577	19,277	16,697
Selling, general & administrative expenses	129,019	122,723	67,529	61,697

	456,011	385,404	235,789	191,175

Details of amortisation and depreciation expenses by function are as follows:

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2015

	Thousands of Euros
	Six-Months’	Six-Months’	Three-Months’	Three-Months’
	Ended 30	Ended 30	Ended 30 June	Ended 30 June
	June 2015	June 2014	2015	2014
Cost of sales	50,471	37,494	26,949	17,759
Research and development	6,948	6,484	3,527	3,247
Selling, general & administrative expenses	32,713	46,884	15,993	23,503
	90,132	90,862	46,469	44,509

(13)                          Finance Result

Details are as follows:

	Thousands of Euros
	Six-Months’	Six-Months’	Three-Months’	Three-Months’
	Ended 30 June	Ended 30 June	Ended 30 June	Ended 30 June
	2015	2014	2015	2014
Finance income	3,063	1,285	1,661	529
Finance cost from Senior Unsecured
Notes	(36,025)	(34,229)	(18,663)	(14,519)
Finance cost from Senior debt	(79,807)	(74,186)	(41,387)	(34,188)
Finance cost from sale of receivables (note 9)	(2,676)	(2,608)	(1,804)	(2,123)
Capitalised interest	4,519	1,738	2,331	1,078
Other finance costs	(5,351)	(8,264)	948	(3,472)

Finance costs	(119,340)	(117,549)	(58,575)	(53,224)

Change in fair value of financial derivatives (note 17)	(11,860)	(8,923)	(6,004)	(4,104)
Exchange differences	(7,085)	869	1,942	(605)

Finance result	(135,222)	(124,318)	(60,976)	(57,404)

(14)                          Taxation

Income tax expense is recognised based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year applied to the pre-tax income of the interim period. The Group’s consolidated effective tax rate has decreased from 23% for the six-month period ended 30 June 2014 to 22% for the six-month period ended 30 June 2015 mainly due to a change of country mix of profits. The Group’s consolidated effective tax rate has been estimated at 22% for the year 2015, which is aligned to the previous year rate.

No significant liabilities have arisen from completion of the inspection of the Income Tax and VAT for the tax years ended 2010 and 2011 in Grifols Deutschland GmbH.

No other material events have arisen regarding undergoing income tax audits of Group companies during the six-month period ended 30 June 2015.

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2015

(15)                          Discontinued operations

The Group does not consider any operations as discontinued for the six-month period ended June 2015 and 2014.

(16)                          Contingencies

Details of legal proceedings in which the Company or Group companies are involved are as follows:

•                  The Group is carrying out an internal investigation, already started prior to the acquisition of Talecris, in relation to possible breaches of the Foreign Corrupt Practices Act (FCPA) of which Talecris was aware in the context of a review unrelated to this matter. This FCPA investigation is being carried out by an external legal advisor. In principle, the investigation has been focused on sales to certain Central and Eastern European countries, specifically Belarus and Russia, although trading practices in Brazil, China, Georgia, Iran and Turkey are also being investigated, in addition to other countries considered necessary.

In July 2009, the Talecris Group voluntarily contacted the U.S. Department of Justice (DOJ) to inform them of an internal investigation that the Group was carrying out regarding possible breaches of the FCPA in certain sales to certain central and East European countries and to offer the Group’s collaboration in any investigation that the DOJ wanted to carry out. As a result of this investigation the Group suspended shipments to some of these countries. In certain cases, the Group had safeguards in place which led to terminating collaboration with consultants and suspending or terminating relations with distributors in those countries under investigation as circumstances warranted.

As a consequence of the investigation, the agreement with Talecris’ Turkish distributor was terminated and a settlement agreement has been reached between the parties.

In November 2012, the Group was notified by the DOJ that the proceedings would be closed, without prejudice to the fact that they could be re-opened in the future should new information arise. The Group continues with the in-depth review of potential irregular practices.

Furthermore an investigation has been opened in Italy, in relation with the criminal prosecution in Naples against 5 employees of the Company, including the former General Manager. The Company and its legal advisors consider this investigation will be limited to the individual employees and the likelihood is remote this issue will affect the Company. In the first quarter of 2015, the Naples Court ruled that there were no charges against the employees of the company, including the former general manager, except for two employees that will be judged for minor charges.

The legal advisors recommend limiting disclosure of the aforementioned information in these condensed consolidated interim financial statements, because the matter is currently under legal dispute.

•                  As a result of the acquisition of the transfusional Diagnostic unit, the Group considers that there could have existed inadequate commercial and contractual practices which could originate in potential contingencies.

(17)                          Financial instruments

Fair value

At 30 June 2015 and 31 December 2014 the fair value of Senior Unsecured Notes and senior secured debt is the following:

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2015

	Thousands of Euros
	Fair Value at	Fair Value at
	30/06/2015	31/12/14	Hierarchy Level
Senior Unsecured Notes	898,204	842,188	Level 1
Senior Secured Debt (tranche A and B)	3,892,923	3,628,353	Level 1

Financial derivatives have been valued based on observable market data (level 2 of the fair value hierarchy). The valuation technique for level 2 is based on broker quoted. Similar contracts are traded in an active market and the quotes reflect actual transactions in similar instruments.

The fair value of financial assets and remaining financial liabilities does not differ significantly from their carrying amount.

Financial Derivatives

At 30 June 2015 and 31 December 2014 the Group has recognised the following derivatives:

				Thousands of Euros
Financial		Notional amount at	Notional amount at	Value at	Value at
derivatives	Currency	30/06/2015	31/12/2014	30/06/2015	31/12/2014	Maturity

Interest rate swap (cash flow hedges)	US Dollar	894,987,500	1,017,842,500	(18,249)	(31,439)	30/06/2016
Interest rate swap (cash flow hedges)	Euros	100,000,000	100,000,000	(1,648)	(3,047)	31/03/2016
Swap Option	Euros	100,000,000	100,000,000	—	—	31/03/2016

Total				(19,897)	(34,486)

Total Assets				—	—
Total Liabilities (note 11)				(19,897)	(34,486)

(a)    Derivative financial instruments at fair value through profit or loss

Derivative financial instruments that do not meet the hedge accounting requirements are classified and measured as financial assets or financial liabilities at fair value through profit or loss.

As a result of the refinancing process entered into on 27 February 2014 some of the existing derivatives were cancelled. The new Credit Agreement conditions did not include any embedded floor within the existing tranches, so as a result, the embedded derivatives included in Senior Secured debt were eliminated. The decrease in the value of the embedded derivatives amounted to US Dollars 27 million (Euros 19.6 million) and Euros 4.2 million at 27 February 2014, therefore reducing the refinanced senior debt.

As there were no existing floors in the new loan tranches, the Company sold during 2014 the swap floor derivatives contracts for a total amount of US Dollars 1.9 million each one.

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2015

(b)    Hedging derivative financial instruments

In June 2011, the Group subscribed two derivatives in order to comply with the mandatory hedging according to the Credit Agreement, a step-up interest rate swap and a swap floor, which originally had notional amounts of US Dollars 1,550 million each. The amortizing step up interest rate swap was not changed due to the improvement of the new Credit Agreement and the notional amount at the end of June 2015 stands at US Dollars 895 million. The existing Swap has quarterly amortizations, in order to always below the amounts borrowed to avoid being over hedged. The interest rate swap complies with the criteria required for hedge accounting.

At the end of June 2015 the Company has derivatives in place that qualify for hedge accounting:

•                  A Step-Up Swap derivative to hedge the US Dollar libor interest rate with a notional amount US Dollar 895 million amortizing and;

•                  A Step-Up Swap derivative to hedge euribor interest rate with a fixed notional amount of Euros 100 million until maturity.

(18)                          Related Parties

Transactions with related parties have been performed as part of the Group’s ordinary course of business and have been performed at arm’s length.

Group transactions with related parties during the six-months period ended 30 June 2015 were as follows:

	Thousand Euros
		Key management	Other related	Board of directors
	Associates	personnel	parties	of the company
Net sales	157	—	—	—
Other service expenses	—	—	(3,930)	(394)
Operating leases expenses	—	—	(3,642)	—
R&D Agreements	(17,335)	—	—	—
Purchase of Fixed Assets (note 7)	—	—	(276,457)	—
Sale of Fixed Assets (note 7)	—	—	12,000	—
Remuneration	—	(3,620)	—	(1,893)
Financial costs	721	—	—	—
	(16,457)	(3,620)	(272,029)	(2,287)

Group transactions with related parties during the six-months period ended 30 June 2014 were as follows:

	Thousand Euros
		Key management	Other related	Board of directors
	Associates	personnel	parties	of the company

Net sales	133	—	—	—
Other service expenses	—	—	(4,599)	(727)
Operating leases expenses	—	—	(11,786)	—
R&D agreements	(15,441)	—	—	—
Remuneration	—	(4,662)	—	(2,291)
Financial costs	(18)	—	—	—
	(15,326)	(4,662)	(16,385)	(3,018)

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2015

Group transactions with related parties during the three-months period ended 30 June 2015 were as follows:

	Thousand Euros
		Key management	Other related	Board of directors
	Associates	personnel	parties	of the company
Net sales	82	—	—	—
Other service expenses	—	—	(1,956)	(233)
Operating leases expenses	—	—	(1,248)	—
R&D Agreements	(9,306)	—	—	—
Purchase of Fixed Assets (note 7)	—	—	—	—
Sale of Fixed Assets (note 7)	—	—	—	—
Remuneration	—	(1,479)	—	(953)
Financial costs	566	—	—	—
	(8,658)	(1,479)	(3,204)	(1,186)

In Q2 2015, the Group has performed transactions at market price with a related party amounting to 12,695 thousand Euros related to operations with treasury stock.

Group transactions with related parties during the three-months period ended 30 June 2014 were as follows:

	Thousand Euros
		Key management	Other related	Board of directors
	Associates	personnel	parties	of the company

Net sales	68	—	—	—
Other service expenses	—	—	(2,299)	(391)
Operating leases expenses	—	—	(5,933)	—
R&D agreements	(15,441)	—	—	—
Remuneration	—	(2,448)	—	(1,146)
Financial costs	(10)	—	—	—
	(15,383)	(2,448)	(8,232)	(1,537)

The Group has not extended any advances or loans to the members of the board of directors or key management personnel nor has it assumed any guarantee commitments on their behalf. It has also not assumed any pension or life insurance obligations on behalf of former or current members of the board of directors or key management personnel. In addition, as disclosed in note 29(c) of the consolidated financial statements as at and for the year ended 31 December 2014, certain Company directors and key management personnel are entitled to termination benefits.

(19)                          Subsequent events

During July 2015, the Group has signed, jointly with Ortho Clinical Diagnostics, a restated and extended contract through 2026 with Abbot for the production of current antigens in addition to five new ones in its manufacturing facility in Emeryville, California.

The new contract, which extends manufacturing services through 2016, has a total value approximating $700 Million.

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2015

The new “state of the art” facility for the manufacture of recombinant antigen utilized in clinical diagnosis and blood screening, dubbed “Project Horizon”, is expected to be completed and licensed by the beginning of 2017. Until the new facility is completed and licensed, the antigens will continue to be produced in Grifols’ existing manufacturing facility in Emeryville.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF GRIFOLS, S.A. AND SUBSIDIARIES

You are encouraged to read the following discussion and analysis of Grifols’ financial condition and results of operations together with their six month period ended June 30 2015 condensed consolidated interim financial statements and related footnotes that have been subject to a SAS100 review by its certified independent accountants. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. See the section entitled “Cautionary Statement Regarding Forward-Looking Statements” included elsewhere in this document.

Business Overview

Grifols is a leading global specialty biopharmaceutical company that develops, manufactures and distributes a broad range of plasma derivative products and also specializes in providing infusion solutions, nutrition products, blood bags and diagnostic instrumentation and reagents for use in hospitals and clinics. Plasma derivatives are proteins found in human plasma, which once isolated and purified, have therapeutic value. Plasma derivative products are used to treat patients with hemophilia, immune deficiencies, infectious diseases and a range of other severe and often life threatening medical conditions. Grifols’ products and services are used by healthcare providers worldwide to diagnose and treat patients with hemophilia, immune deficiencies, infectious diseases and a range of other medical conditions.

Grifols plasma derivative products are manufactured at its plasma fractionation plant near Barcelona, Spain, which has a capacity of 4.2 million liters per year, and its plant in Los Angeles, California, United States which currently has a capacity of close to 2.3 million liters per year. In addition, Clayton, North Carolina site, acquired in the acquisition of Talecris, is one of the world’s largest integrated protein manufacturing sites including fractionation, purification and aseptic filling and finishing of plasma-derived proteins. The new fractionation facility in Clayton, approved by the FDA at the end of 2014, almost doubles the production capacity to approximately 6 million liters annually. The Spanish and American facilities currently have an aggregate fractionation capacity of 12.5 million liters of plasma per year.

Grifols organizes its business into four divisions: Bioscience, Hospital, Diagnostic and Raw Materials & Others. Subsequent to its acquisitions, Talecris’ operations were incorporated into the existing Bioscience Division and the business of the transfusion diagnostic unit acquired to Novartis was incorporated into the existing Diagnostic Division.

•               Bioscience. The Bioscience division includes activities relating to the manufacture of plasma derivatives for therapeutic use, including the reception, analysis, quarantine, classification, fractionation and purification of plasma, and the sale and distribution of end products. The main plasma products we manufacture are IVIG, Factor VIII, A1PI and albumin. We also manufacture intramuscular (hyperimmune) immunoglobulins, ATIII, Factor IX and plasma thromboplastin component, or PTC. Subsequent to the acquisition, Talecris’ operations were incorporated into our existing Bioscience division. This diversification of our Bioscience division, coupled with geographical expansion, has enabled us to adapt to the demands of patients and healthcare professionals and add value to our services. The Bioscience division, which accounts for a majority of the Group’s total net sales, accounted for Euros 1,457.4 million, or 76.7%, and Euros 1,208.2 million, or 75.0%, of Grifols’ total net revenues for the six months period ended June 30, 2015 and the six months period ended June 30, 2014, respectively.

•         Diagnostic. The Diagnostic division focuses on researching, developing, manufacturing and marketing in vitro diagnostics products including analytical instruments, reagents and software for use in diagnostic, as well as blood bank laboratories. We concentrate our Diagnostic business in transfusion medicine, that includes blood typing and screening solutions and in clinical and specialty diagnostic. The Diagnostic division’s main customers are blood donation centers, clinical analysis laboratories and hospital immunohematology services. From January 2014 the division includes the transfusion diagnostic unit acquired to Novartis. The business acquired produces a complete line of products and systems to perform blood donor screening, molecular tests aimed at detecting the pathogenic agents of transfusion related infectious diseases such as HIV, hepatitis B, hepatitis C, and West Nile Virus. The Diagnostic division accounted for Euros 344.0 million, or 18.1%, and Euros 293.5 million, or 18.2%, of Grifols’ total net revenues for the six months period ended June 30, 2015 and the six months period ended June 30, 2014, respectively. For more details on the business acquired see Note 3 of the 2014 consolidated financial statements.

•               Hospital. The Hospital division manufactures and, in certain instances installs and distributes, products that are used by and in hospitals, such as parenteral solutions and enteral and parenteral nutritional fluids, which are sold almost exclusively in Spain and Portugal. The Hospital division accounted for Euros 49.3 million, or 2.6%, and Euros 49.6 million, or 3.1%, of total net revenues for the six months period ended June 30, 2015 and the six months period ended June 30, 2014, respectively.

•               Raw Materials and Others. The Raw Materials division historically included the sale of intermediate pastes and plasma to third parties. From 2011 it primarily consists of revenues earned under the agreements with Kedrion, all royalties from third parties (Bioscience and Diagnostic) and revenues from engineering activities by our subsidiary Grifols Engineering S.A. It accounted for Euros 49.9 million, or 2.6%, and Euros 59.4 million, or 3.7%, of Grifols total net revenues for the six months period ended June 30, 2015 and the six months period ended June 30, 2014, respectively.

Presentation of Financial Information

IFRS

Grifols Condensed Consolidated Interim Financial Statements for the six months ended June 30, 2015 and June 30 2014 have been prepared in accordance with IAS 34, Interim Financial Reporting. They do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the group for the year ended 31 December 2014 prepared in accordance with IFRS as issued by the International Accounting Standard Board ( IASB).

Factors Affecting Grifols’ Financial Condition and Results of Operations

Price Controls

Certain healthcare products, including plasma derivative products, are subject to price controls in many of the markets where they are sold, including Spain and other countries in the European Union. The existence of price controls over these products has adversely affected, and may continue to adversely affect, our ability to maintain or increase our prices and gross margins.

As a result of the Talecris acquisition in 2011, we have significantly expanded our presence in the United States. The United States is the principal market in the world for plasma derivative products and prices for plasma derivative products are currently not regulated, with the exception of certain government healthcare programs.

Plasma Supply Constraints

Plasma is the key raw material used in the production of plasma-derived products. Our ability to continue to increase our revenue depends substantially on increased access to plasma. We obtain our plasma primarily from the United States through our plasma collection centers and, to a much lesser extent, through agreements with third parties.

A continued increase in demand for plasma products could lead to industry supply constraints. In response, we and certain of our competitors and independent suppliers could open a number of new plasma collection centers.

At the end of 2014 we have 150 FDA-licensed plasma collection centers located across the United States. We have expanded our plasma collection network through a combination of organic growth and acquisitions and the opening of new plasma collection centers. Our acquisitions of SeraCare (now renamed Biomat USA) in 2002; PlasmaCare, Inc. in 2006; eight plasma collection centers from a subsidiary of Baxter in 2006; four plasma collection centers from Bio-Medics, Inc. in 2007; and one plasma collection center from Amerihealth Plasma LLC in 2008 have given us reliable access to United States source plasma. Our acquisition of Talecris in June 2011 expanded our network by an additional 67 centers, and in 2012, we purchased three plasma collection centers in the United States from Cangene Corporation, a Canadian biopharmaceutical firm.

In 2014, our plasma collection centers obtained approximately 7.5 million liters of plasma (including specialty plasma required for the production of hyperimmunes and plasma acquired from third parties). We believe that our plasma requirements through 2017 will be met through: (i) plasma collected through our plasma collection centers and (ii) approximately one million liters of plasma per year to be purchased from third-party suppliers pursuant to various plasma purchase agreements. In 2015 we have started a 5 year plan to open new centers to support future demand growth.

Critical Accounting Policies under IFRS

The preparation of the condensed consolidated interim financial statements in accordance with IAS 34, requires us to make estimates and judgments in certain circumstances that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures of contingent assets and liabilities.

We believe that certain of our accounting policies are critical because they require subjective and complex judgments, often requiring the use of estimates about the effects of matters that are inherently uncertain. We apply estimation methodologies consistently from year to year. Other than changes required due to the issuance of new accounting guidance, there have been no significant changes in our application of critical accounting policies during the periods presented. We periodically review our critical accounting policies and estimates with the Audit Committee of our Board. The following is a summary of accounting policies that we consider critical to our condensed consolidated interim financial statements.

Business combinations

We apply IFRS 3 reviewed “Business Combinations”, Business combinations in transactions made subsequent to January 1, 2010, applying the acquisition method of this standard to business combinations. The acquisition date is the date on which we obtain control of the acquiree.

The consideration paid excludes all amounts that do not form part of the exchange for the acquired business. Acquisition related costs are accounted for as expenses when incurred. Share capital increase costs are recognized as equity when the increase takes place and borrowing costs are deducted from the related financial liability when it is recognized.

At the acquisition date, we recognize the assets acquired and the liabilities assumed at fair value. Liabilities assumed include any contingent liabilities that represent present obligations arising from past events for which the fair value can be measured reliably. This criterion does not include non-current assets or disposable groups of assets which are classified as held for sale.

Assets and liabilities assumed are classified and designated for subsequent measurement in accordance with the contractual terms, economic conditions, operating or accounting policies and other factors that exist at the acquisition date, except for leases and insurance contracts.

The excess between the consideration transferred and the value of net assets acquired and liabilities assumed, less the value assigned to non-controlling interests, is recognized as goodwill.

When a business combination has been determined provisionally, adjustments to the provisional values only reflect information relating to events and circumstances existing at the acquisition date and which, had they been known, would have affected the amounts recognized at that date. Once this period has elapsed, adjustments are made to initial values only when errors must be corrected. Any potential benefits arising from tax losses and other deferred tax assets of the acquire that were not recorded because they did not qualify for recognition at the acquisition date are accounted for as income tax revenue, provided the adjustments were not made during the measurement period.

Property, plant and equipment

(i)                           Depreciation

Property, plant and equipment are depreciated by allocating the depreciable amount of an asset on a systematic basis over its useful life. The depreciable amount is the cost or deemed cost of an asset less its residual value. We determine the depreciation charge separately for each component of property, plant and equipment with a cost that is significant in relation to the total cost of the asset.

Property, plant and equipment are depreciated using the following criteria:

	Depreciation Method	Rates
Buildings	Straight line	1%-3%
Other property, technical equipment and machinery	Straight line	4%-10%
Other property, plant and equipment	Straight line	7%-33%

We review residual values, useful lives and depreciation methods at each financial year end. Changes to initially established criteria are accounted for as a change in accounting estimates.

(ii)                       Subsequent recognition

Subsequent to the initial recognition of the asset, only those costs incurred which will probably generate future profits and for which the amount may reliably be measured are capitalized. Costs of day-to-day servicing are recognized in profit or loss as incurred.

Replacements of property, plant and equipment which qualify for capitalization are recognized as a reduction in the carrying amount of the items replaced. Where the cost of the replaced items has not been depreciated independently and it is not possible to determine the respective carrying amount, the replacement cost is used as indicative of the cost of items at the time of acquisition or construction.

(iii)                   Impairment

We test for impairment and reversals of impairment losses on property, plant and equipment based on the criteria set out below in section Intangible Assets (vi).

Intangible assets

(i)                           Goodwill

Goodwill is generated in the course of business combinations and is calculated using the criteria described in the section on business combinations.

Goodwill is not amortized, but tested for impairment annually or more frequently if events indicate a potential impairment loss. Goodwill acquired in business combinations is allocated to the cash generating units, which we refer to as CGUs, or groups of CGUs that are expected to benefit from the synergies of the business combination. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

(ii)                       Internally generated intangible assets

Any research and development expenditure incurred during the research phase of projects is recognized as an expense when incurred.

Costs related with development activities are capitalized when:

•           we have technical studies that demonstrate the feasibility of the production process;

•           we have undertaken a commitment to complete production of the asset to make it available for sale or internal use;

•           the asset will generate sufficient future economic benefits; and

•           we have sufficient technical and financial resources to complete development of the asset and have developed budget control and cost accounting systems that enable monitoring of budgetary costs, modifications and the expenditures actually assigned to different projects.

The cost of internally generated assets is calculated using the same criteria established for determining production costs of inventories. The production cost is capitalized by allocating the costs attributable to the asset to the “self-constructed non-current assets” line in the consolidated statement of profit or loss.

Expenditures on activities that contribute to increasing the value of the different businesses in which we operate are expensed when incurred. Replacements or subsequent costs incurred on intangible assets are generally recognized as an expense, except where they increase the future economic benefits expected to be generated by the assets.

(iii)                   Other intangible assets

Other intangible assets are carried at cost or at fair value if they arise on business combinations, less accumulated amortization and impairment losses.

Intangible assets with indefinite useful lives are not amortized but tested for impairment at least annually.

(iv)                     Intangible assets acquired in business combinations

The cost of identifiable intangible assets acquired in the business combination of Talecris includes the fair value of the currently marketed products sold and which are classified in “Other intangible assets”.

The cost of identifiable intangible assets acquired in the business combination of Araclon includes the fair value of research and development projects in progress.

The cost of identifiable intangible assets acquired in the business combination of Progenika includes the fair value of the currently marketed products sold, which are classified in “Other intangible assets” and “Development costs”.

The cost of identifiable intangible assets acquired in the business combination of Novartis includes the fair value of the existing royalty agreements.

(v)                         Useful life and amortization rates

We assess whether the useful life of each intangible asset acquired is finite or indefinite. An intangible asset is regarded as having an indefinite useful life when there is no foreseeable limit to the period over which the asset will generate net cash inflows.

Intangible assets with finite useful lives are amortized by allocating the depreciable amount of an asset on a systematic basis over its useful life, by applying the following criteria:

	Amortization Method	Rates
Development expenses	Straight line	20% - 33%
Concessions, patents, licenses, trademarks and similar	Straight line	7% - 20%
Computer Software	Straight line	16% - 33%
Currently marketed products	Straight line	3% - 10%

The depreciable amount is the cost or deemed cost of an asset less its residual value.

(vi)                     Impairment of goodwill, other intangible assets and other non-financial assets subject to depreciation or amortization

We evaluate whether there are indications of possible impairment losses on non-financial assets subject to amortization or depreciation to verify whether the carrying amount of these assets exceeds the recoverable amount.

We test goodwill, intangible assets with indefinite useful lives, and intangible assets with finite useful lives that are not yet available for use for potential impairment at least annually, irrespective of whether there is any indication that the assets may be impaired.

The recoverable amount of the assets is the higher of their fair value less costs of disposal and their value in use. An asset’s value in use is calculated based on an estimate of the future cash flows expected to derive from the use of the asset, expectations about possible variations in the amount or timing of those future cash flows, the time value of money, the price for bearing the uncertainty inherent in the asset and other factors that market participants would reflect in pricing the future cash flows deriving from the asset.

Negative differences arising from comparison of the carrying amounts of the assets with their recoverable amounts are recognized in the consolidated statement of profit and loss.

Recoverable amount is determined for each individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, recoverable amount is determined for the CGU to which the asset belongs.

Impairment losses recognized for cash generating units are first allocated, where applicable, to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro rata on the basis of the carrying amount of each asset. The carrying amount of each asset may not be reduced below the highest of (i) its fair value less costs of disposal, (ii) its value in use and (iii) zero.

At the end of each reporting period we assess whether there is any indication that an impairment loss recognized in prior periods may no longer exist or may have decreased. Impairment losses on goodwill are not reversible. Impairment losses on other assets are only reversed if there has been a change in the estimates used to calculate the recoverable amount of the asset.

A reversal of an impairment loss is recognized in consolidated statement of profit or loss. The increase in the carrying amount of an asset attributable to a reversal of an impairment loss may not exceed the carrying amount that would have been determined, net of depreciation or amortization, had no impairment loss been recognized.

A reversal of an impairment loss for a CGU is allocated to its assets, except for goodwill, pro rata with the carrying amounts of those assets. The carrying amount of an asset may not be increased above the lower of its recoverable value and the carrying amount that would have been obtained, net of amortization or depreciation, had no impairment loss been recognized.

Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

The costs of conversion of inventories include costs directly related to the units of production and a systematic allocation of fixed and variable production overheads that are incurred in converting materials into finished goods. The allocation of fixed indirect overheads is based on the higher of normal production capacity or actual production.

The raw material used to produce hemoderivatives is human plasma, which is obtained from our donation centers using the plasmapheresis method. The cost of inventories includes the amount paid to plasma donors, or the amount billed by the seller when plasma is purchased from third parties, as well as the cost of products and devices used in the collection process, rental expenses and storage. This plasma has to be stored before use, which is an essential part of the production process. During the storage period, the plasma undergoes various virological tests and should be kept in quarantine in accordance with FDA and EMA regulations, in order to guarantee that all the plasma is suitable for use in the production process.

To the extent that plasma storage costs are necessary to the production process, they are included as cost of inventories.

Indirect costs such as general management and administration costs are recognized as expenses in the period in which they are incurred.

The cost of raw materials and other supplies and the cost of merchandise are allocated to each inventory unit on a weighted average cost basis.

The transformation cost is allocated to each inventory unit on a first in, first out basis.

We use the same cost model for all inventories of the same nature and with a similar use.

Volume discounts extended by suppliers are recognized as a reduction in the cost of inventories when it is probable that the conditions for discounts to be received will be met. Discounts for prompt payment are recognized as a reduction in the cost of the inventories acquired.

When the cost of inventories exceeds the net realizable value, materials are written down to net realizable value. Net realizable value is considered as detailed below.

•           Raw materials and other supplies: replacement cost. Nevertheless, raw materials and other supplies are not written down if the finished goods into which they will be incorporated are expected to be sold at or above cost of production.

•           Merchandise and finished goods: estimated selling price less costs necessary to sell the goods.

•           Work in progress: the estimated selling price of related finished goods, less the estimated costs of completion and the estimated costs necessary to make the sale.

Previously recognized write-down is reversed against profit or loss when the circumstances that previously caused inventories to be written down no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances. The reversal of the write-down is limited to the lower of the cost and revised net realizable value of the inventories. Write-downs may be reversed with a credit to “Changes in inventories of finished goods and work in progress” and “Supplies”.

Revenue recognition

Revenue from the sale of goods or services is measured at the fair value of the consideration received or receivable. Revenue is presented net of VAT and any other amounts or taxes which are effectively collected on behalf of third parties. Volume or other types of discounts for prompt payment are recognized as a reduction in revenue if considered probable at the time of revenue recognition.

We recognize revenue from the sale of goods when:

•           we have transferred to the buyer the significant risks and rewards of ownerships of the goods;

•           we retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•           the amount of revenue and the costs incurred or to be incurred can be measured reliably;

•           it is probable that the economic benefits associated with the transaction will be received by us; and

•           costs incurred or to be incurred in respect of the transaction can be measured reliably.

We participate in government-managed Medicaid programs in the United States, accounting for Medicaid rebates by recognizing an accrual at the time a sale is recorded for an amount equal to the estimated claims for Medicaid rebates attributable to the sale. Medicaid rebates are estimated based on historical experience, legal interpretations of the applicable laws relating to the Medicaid program and any new information regarding changes in the program regulations and guidelines that would affect rebate amounts. Outstanding Medicaid claims, Medicaid payments and inventory levels are analyzed for each distribution channel and the accrual is adjusted periodically to reflect actual experience. While rebate payments are generally made in the following or subsequent quarter, any adjustments for actual experience have not been material.

As is common practice in the sector, the purchase contracts we have signed with some of our customers entitle these customers to price discounts for a minimum purchase volume, volume discounts or prompt payment discounts. We recognize these discounts as a reduction in sales and receivables in the same month that the corresponding sales are invoiced based on the customer’s actual purchase figures or on past experience when the customer’s actual purchases will not be known until a later date.

In the United States, we enter into agreements with certain customers to establish contract pricing for our products, which these entities purchase from the authorized wholesaler or distributor (collectively, wholesalers) of their choice. Consequently, when the products are purchased from wholesalers by these entities at the contract price which is less than the price we charge to the wholesaler, we provide the wholesaler with a credit referred to as a chargeback. We record the chargeback accrual at the time of the sale.

The allowance for chargebacks is based on our estimate of the wholesaler inventory levels, and the expected sell through of the products by the wholesalers at the contract price based on historical chargeback experience and other factors. We periodically monitor the factors that influence the provision for chargebacks and make adjustments when we believe that actual chargebacks may differ from established allowances. These adjustments occur in a relatively short period of time. As these chargebacks are typically settled within 30 to 45 days of the sale, adjustments for actual experience have not been material.

Leases

(i)                          Lessee accounting records

We have rights to use certain assets through lease contracts. Leases in which we assume substantially all the risks and rewards incidental to ownership are classified as finance leases, and all other leases are classified as operating leases.

•           Finance leases: We recognize finance leases as assets and liabilities at the commencement of the lease term, at the lower of the fair value of the leased asset and the present value of the minimum lease payments. Initial direct costs are added to the asset’s carrying amount. Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are recognized as expenses in the years in which they are incurred.

•           Operating leases: We recognize lease payments under an operating lease, excluding incentives, as expenses on a straight-line basis unless another systematic basis is representative of the time pattern of the lessee’s benefit.

(ii)                        Sale-leaseback transactions

Any profit on sale leaseback transactions that meet the conditions of a finance lease is deferred over the term of the lease.

When the leaseback is classified as an operating lease:

•           If the transaction is at fair value, any profit or loss on the sale is recognized immediately in consolidated statement of profit or loss for the year; or

•           If the sale price is below fair value, any profit or loss is recognized immediately in the consolidated statement of profit or loss. However, if the loss is compensated for by future below market lease payments, it is deferred in proportion to the lease payments over the period for which the asset is to be used.

Results of Operations

Six months ended June 30, 2015 compared to six months ended June 30, 2014

Key financial figures — 1H 2015

During the first half of 2015, net revenue of Grifols increased by +18.0% to Euros 1,900.6 million, compared to Euros 1,610.8 million generated during the same period of 2014. Currency movements, in particular of the US dollar, had a favorable impact on reported revenues, growing +1.6% at constant currency (cc).

The positive trend of Grifols’ recurring business, excluding Raw Materials and Others, continues, with recurring revenues growing by +19.3% (+2.7% cc) during the first six months of 2015.

Revenues of the Bioscience Division in the second quarter increased by +27.8% (+5.9% cc) driving revenue growth for the division over the first half of 2015 to Euros 1,457.4 million, +20.6% (+3.0% cc) higher than in the prior year period.

The revenue of the Diagnostic Division in the first half of the year increased by +17.2% (+2.7% cc) to Euros 344.0 million. This primarily reflects the positive impact during the first quarter of sales from contracts in countries such as Japan and China to use NAT technology to analyze blood donations.

The revenue of the Hospital Division, which accounts for 2.6% of the group’s total net revenues, remained stable at around Euros 49 million during the first six months of the year, due to delays from revenues of various third party manufacturing contracts planned for the period.

Grifols continues to expand geographically, with approximately 94% of revenues being generated outside Spain. Between January and June 2015 ROW (Rest of the World) sales rose by +25.1% (+9.5% cc), United States and Canada rose by +23.6% (+1.9% cc) and Europe by +2.6% (+0.2% cc).

Grifols continues to invest strongly in R&D to support its ongoing projects. During the first half of the year, the net investment in R&D was Euros 116.4 million or 6.1% of revenue for the period.

Grifols’ EBITDA was Euros 560.8 million in the first half of 2015, increasing +10.4% from Euros 508.2 million in the prior year period.

The EBITDA margin for the first half of 2015 was 29.5%. As planned, margins were primarily affected by the termination of royalties’ revenue related to the transfusion diagnostic unit; by the operation of the two fractionation plants at Clayton (North Carolina, United States) while all production is progressively transferred to the new plant, approved by the FDA in the last quarter of 2014; and by the competitive landscape of the intravenous immunoglobulin market in the United States. During the second quarter, the EBITDA margin was impacted by the geographic mix of revenues.

The EBIT rose by +12.8% to Euros 470.7 million or 24.8% of revenue. The tax rate remained stable at 22.0%, in line with recent periods. The net profit attributable to the group rose by +16.3% over the period to Euros 261.5 million or 13.8% of revenue.

Financial result increased by +8.8% penalized by the Euro Dollar exchange rate during the first half of 2015. Excluding the impact of the exchange rate, financial result was -12.8% lower than in the prior year period.

The group’s net financial debt was Euros 3,818.1 million, including Euros 788.7 million in cash. The net financial debt decreased Euros 162.9 million since March 2015, including the payment in June 2015 of an ordinary final dividend for 2014 of Euros 102.2 million. At the end of June 2015, Grifols leverage ratio was 3.4x EBITDA (3.2x cc) below the 3.7x at the end of the first quarter of 2015.

Cash flow generation remains strong and contributing to the ongoing deleveraging of the group. Euros 257.1 million of operating cash flow was generated in the first half of 2015.

At June 2015, total consolidated assets were Euros 9,095.4 million, +7.6% compared to the Euros 8,449.8 million at December 2014. In addition to the effects of exchange rate variations, the increase in non-current assets is due primarily to the repurchase of industrial assets in the United States and Spain for a total of Euros 277 million and the acquisition of an equity stake in Alkahest.

Key financial figures first half 2015:

In millions of euros except % and EPS	1H 2015	1H 2014	% Var
NET REVENUE (NR)	1,900.6	1,610.8	18.0%
GROSS MARGIN	48.8%	51.5%
R&D	103.9	85.2	21.9%
% NR	5.5%	5.3%
EBITDA	560.8	508.2	10.4%
% NR	29.5%	31.5%
EBIT	470.7	417.3	12.8%
% NR	24.8%	25.9%
GROUP PROFIT	261.5	224.8	16.3%
% NR	13.8%	14.0%
ADJUSTED(1) GROUP PROFIT	302.8	288.7	4.9%
% NR	15.9%	17.9%

CAPEX	134.8	125.3	7.6%
EARNINGS PER SHARE (EPS)	0.76	0.65	16.9%

	June		December
	2015		2014	% Var
TOTAL ASSETS	9,095.4		8,449.8	7.6%
TOTAL EQUITY	3,073.9		2,662.9	15.4%
CASH & CASH EQUIVALENTS	788.7		1,079.2	(26.9)%
LEVERAGE RATIO	3.4 / (3.2 cc)	(2)	3.0

(1) Excludes non-recurring costs and associated with recent acquisitions, amortization of deferred expenses associated to the refinancing and amortization of intangible assets related to acquisitions

(2) Constant currency (cc) excludes the impact of exchange rate movements

Revenue performance by division

•               Bioscience division: 76.7% of revenue

The Bioscience Division is Grifols’ main lever of organic growth. In the second quarter of 2015, there were significant increases in the sales of the main plasma derivatives proteins. Second quarter growth of +27.8% (5.9% cc) contributed towards first half revenues that reached Euros 1,457.4 million, growing +20.6% (+3.0% cc) compared to the prior year period.

Following the renewal of the permits to import albumin into China, the company resumed its sales into this country during the second quarter that will continue increasing throughout the second half of 2015.

The volume of sales of immunoglobulin (IVIG) in Canada and the United States continues to rise, with Grifols as the market leader in this region(1). As noted towards the end of 2014, the United States immunoglobulin market continues to be competitive, requiring greater sales and marketing efforts. One of the levers of growth of IVIG sales is to improve the diagnosis of diseases whose treatment includes this plasma protein. Chronic inflammatory demyelinating polyneuropathy (CIDP), a neurological disorder characterized by progressive weakening and altered sensory function, is one of this diseases.

Grifols also promotes the diagnosis of immunodeficiencies in countries in Latin America such as Colombia, where it has helped to set up diagnostic centers to identify individuals with immunoglobulin deficiencies who could benefit from treatment.

Sales of alpha 1-antitrypsin, a market where Grifols is the global leader(1), have grown in countries such as the United States and Germany. The creation of specialist pulmonology sales teams and other commercial efforts designed to improve the diagnosis of this rare disease have been reflected in sales of this protein. AlphaKit® QuickScreen, the company’s alpha 1-antitrypsin deficiency screening device, enables pulmonary specialists to detect - within 15 minutes and using blood from a finger prick - whether a patient is a carrier of the Z protein, responsible for more than 95% of cases of severe alpha 1-antitrypsin deficiency. The test is currently being distributed in Germany. Distribution is scheduled in other European countries.

Sales of factor VIII continue to show the dynamism recorded in the final quarter of 2014. Commercial market sales increase in countries such as the United States, where Alphanate® is the preferred plasma-derived factor VIII(2) for treatment of hemophilia A, and also in Latin America. Growth in the public tenders market remains limited, although in the second quarter a Brazilian tender had a positive impact on sales volume.

Grifols continues with its strategy of pursuing balanced growth in sales of plasma-derived products to optimize both raw material costs and manufacturing capacity. Together with its core proteins, Grifols develops and sells other specialty proteins. These include clotting factor IX and specialty hyperimmune immunoglobulins for the treatment of infections such as rabies, tetanus, hepatitis B, and Rh incompatibility, giving Grifols a broad and differentiated product portfolio. The treatment protocol of the Centers for Disease Control and Prevention (CDC) in the United States currently includes the combination of human rabies immunoglobulin and anti-rabies vaccine. In United States, a new commercial team has been created to support specialty hyperimmune immunoglobulins for the treatment of infections such as rabies and tetanus.

The company has launched a new program to open plasma donor centers in the United States, to support growing demand of plasma derivatives. Following the opening of two new ones, Grifols has a platform of 152 plasma collection centers.

•               Diagnostic division: 18.1% of revenue

Revenue has risen by +17.2% (+2.7% cc) to Euros 344.0 million, driven primarily by revenues from the blood typing business and the positive impact during the first quarter of contracts in countries such as Japan and China to analyze blood donations using NAT technology (Procleix® NAT Solutions). The NAT solutions business is developed in partnership with Hologic.

The company continues to support the geographic expansion of its products and services as part of its growth strategy. It has obtained CE marking for the NAT test for the joint detection of parvovirus B19 and

(1)    Source: MRB and internal data

(2)    According to a blind study by Adivo Associates on behalf of Grifols between October 2014 and January 2015, which included 75 hematologists specializing in the treatment of hemophilia A hepatitis A (Procleix® Parvo/HAV) in human plasma on the Procleix Panther instrument. This expands availability of the test to the newest NAT platform and extends Grifols portfolio of products designed to meet the specific needs of laboratories.

In China, the company presented its NAT technology test for the early detection of hepatitis B virus (Procleix® Ultrio Plus), that improves the levels of safety in countries with a high level of prevalence of this disease.

In North America, the first Procleix® Xpress pipetting platform to create aliquots and prepare samples for storage using NAT technology has been installed at a BCA (Blood Center of America) donor center. An agreement has been signed for installation in a further 42 centers during the course of 2015.

The Brazilian health authorities have granted official registration to the Q© Smart hemostasis analyzer. This represents significant progress towards the company’s goal of providing a comprehensive offering of analyzers and reagents that will enable it to grow in new markets.

After the end of the second quarter, the company announced that, jointly with Ortho Clinical Diagnostic, it had agreed a five year extension to its contract with Abbott for the production of antigens for immunology diagnostics reagents. As a result, the current contract - due to expire in 2021 - has now been extended to 2026. The total value of the new contract is approximately 700 million dollars and will be in place from the second half of 2015, replacing the existing one.

•               Hospital division: 2.6% of revenue

The decline in the Hospital Division’s revenue slowed, falling by -0.6% (-3.0% cc) to Euros 49.3 million, compared to Euros 49.6 million in the prior year period. It continues to be affected by the slowdown in tenders for hospital logistics and third party manufacturing in some countries in Latin America. However, sales in Spain continue to recover gradually.

The major achievement during the quarter was the successful outcome of the inspection of the Murcia facilities by the United States health authorities, FDA. This is a prior requirement to obtaining approval for registration of the Grifols saline solution manufactured at this plant. The company plans to supply its plasma donor centers in the United States with this product. The infusion of saline solution during the plasma donation process is an additional preventive measure adopted by Grifols, which helps to replace liquid and reestablish the donor’s blood volume.

•               Raw Materials & Others division: 2.6% of revenue

Grifols’ non-recurring revenues included under Raw Materials and Others totaled Euros 49.9 million, representing 2.6% of net revenue. These include, among others, third-party engineering projects by Grifols Engineering, all revenues deriving from manufacturing agreements with Kedrion and royalties’ income from the Bioscience and Diagnostic divisions, including those royalties acquired with the transfusion diagnostics unit, which will continue to decline as planned.

Revenue performance by division first half 2015:

		% of Net		% of Net
In thousands of euros	1H 2015	Revenues	1H 2014	Revenues	% Var	% Var cc*
BIOSCIENCE	1,457,393	76.7%	1,208,236	75.0%	20.6%	3.0%
DIAGNOSTIC	343,987	18.1%	293,546	18.2%	17.2%	2.7%
HOSPITAL	49,276	2.6%	49,551	3.1%	(0.6)%	(3.0)%
RAW MATERIALS AND OTHERS	49,909	2.6%	59,447	3.7%	(16.0)%	(27.8)%
TOTAL	1,900,565	100.0%	1,610,780	100.0%	18.0%	1.6%

* Constant currency (cc) excludes the impact of exchange rate movements

Revenue performance by region

The geographical expansion is one of the strategic pillars of Grifols and the company continues to drive sales worldwide.

During the first half of 2015, the company expanded its international presence, opening subsidiaries in India and Taiwan and a representation office in Indonesia. These developments reflect the objective of consolidating and strengthening the company’s competitive position in Asia; and in particular to promote the products and services of the Diagnostic Division.

Grifols currently has a direct commercial presence in 30 countries through its own subsidiaries and commercial offices and is expanding its presence in markets other than the European Union, United States and Canada, where the company also continues to grow.

Recurring revenues (excluding Raw Materials and Others) were positive in every region in which the company operates, with a particularly strong performance in ROW (Rest of the World), where sales rose by +25.1% (+9.5% cc). ROW now accounts for over 16% of the group’s total revenue.

In Europe (EU), growth was stable at +2.6% (+0.2% cc) and in the United States and Canada the higher sales volume of Bioscience drove growth of +23.6% (+1.9% cc).

Revenue performance by region first half 2015:

		% of Net		% of Net
In thousands of euros	1H 2015	Revenues	1H 2014	Revenues	% Var	% Var cc*

US + CANADA	1,199,176	63.2%	970,405	60.3%	23.6%	1.9%
EU	342,750	18.0%	334,156	20.7%	2.6%	0.2%
ROW	308,730	16.2%	246,772	15.3%	25.1%	9.5%
SUBTOTAL	1,850,656	97.4%	1,551,333	96.3%	19.3%	2.7%
RAW MATERIALS AND OTHERS	49,909	2.6%	59,447	3.7%	(16.0)%	(27.8)%
TOTAL	1,900,565	100.0%	1,610,780	100.0%	18.0%	1.6%

* Constant currency (cc) excludes the impact of exchange rate movements

Second quarter of 2015

•               Revenues continue to rise, reaching Euros 1,000 million, driven by the +27.8% (+5.9% cc) growth of the Bioscience division

During the second quarter of 2015, the revenues of Grifols continued to rise, with total revenue of Euros 992.2 million, growing by +22.1% (+2.1% cc). The Bioscience Division was the principal driver of the group’s growth with revenue rising by +27.8% (+5.9% cc) to Euros 776.4 million. Key developments were increased sales volume of IVIG in the United States and Canada; strong sales of alpha 1-antitrypsin in North America and Europe; sales of albumin in China following the renewal of the import licenses; and a positive performance by clotting factors, both factor VIII and factor IX.

The revenues of the Diagnostic Division, Euros 171.4 million, were stable at constant currency in comparison to the second quarter of 2014. Currency movements, in particular of the US dollar, had a positive impact on income that increased +16.6%.

ROW sales (Rest of the World), were up +31.8% (+11.9% cc) to Euros 170.0 million from the prior year period, sales increased in the United States and Canada by 30.2% (+3.7% cc) due to the increased demand for plasma proteins. Sales in the European Union have increased +4.1% (+1.0% cc) to Euros 171.8 million.

Revenue performance by division in the second quarter of 2015:

		% of Net		% of Net
In thousands of euros	2Q 2015	Revenues	2Q 2014	Revenues	% Var	% Var cc*

BIOSCIENCE	776,366	78.2%	607,278	74.7%	27.8%	5.9%
DIAGNOSTIC	171,426	17.3%	146,997	18.1%	16.6%	(0.6)%
HOSPITAL	26,017	2.6%	25,289	3.1%	2.9%	(0.9)%
RAW MATERIALS AND OTHERS	18,372	1.9%	33,218	4.1%	(44.7)%	(53.7)%
TOTAL	992,181	100.0%	812,782	100.0%	22.1%	2.1%

* Constant currency (cc) excludes the impact of exchange rate movements

Revenue performance by region in the second quarter of 2015:

		% of Net		% of Net
In thousands of euros	2Q 2015	Revenues	2Q 2014	Revenues	% Var	% Var cc*

US + CANADA	632,064	63.7%	485,600	59.7%	30.2%	3.7%
EU	171,753	17.3%	164,977	20.3%	4.1%	1.0%
ROW	169,992	17.1%	128,987	15.9%	31.8%	11.9%
SUBTOTAL	973,809	98.1%	779,564	95.9%	24.9%	4.5%
RAW MATERIALS AND OTHERS	18,372	1.9%	33,218	4.1%	(44.7)%	(53.7)%
TOTAL	992,181	100.0%	812,782	100.0%	22.1%	2.1%

* Constant currency (cc) excludes the impact of exchange rate movements

Investment Activities: R&D and CAPEX

•               Research and Development

During the first half of 2015, the net investment in R&D was Euros 116.4 million, or 6.1% of revenues. This net investment mainly includes Euros 103.9 million of R&D expenditure, +22.0% more than in the prior year period and investments made through investee companies, such as Euros 17.3 million invested in Aradigm during the period.

During the second quarter, investment in R&D continued to rise in line with the increase recorded in the preceding quarter. This trend will be sustained for the rest of the year with the aim of accelerating a range of research projects, including those focusing on cirrhosis and Alzheimer’s disease. The company expects to report the intermediate tolerability and safety results of the AMBAR study (Alzheimer Management By Albumin Replacement) at the end of the year.

As part of the company’s ongoing commitment to accelerating and promoting innovation, the annual R&D meeting took place in the second quarter. This initiative facilitates the exchange of information and knowledge regarding the various R&D projects promoted by Grifols, and it was attended by over 300 people organized into multidisciplinary work groups (impelling teams) with the shared objective of identifying new product opportunities and potential improvements to industrial productivity.

•               Capital Expenditure (CAPEX)

Grifols invested Euros 134.8 million in expanding and improving its manufacturing facilities during the first half of 2015. These are part of the capital expenditure plan for the period 2014-2016 with a budget of more than Euros 600 million. The company also continues to support the capital investment of its investee companies.

The majority of the resources during the first half of the year were allocated to the new worldwide operations facility of the Bioscience Division in Ireland where decision making for commercial policy, R&D and supply chain will take place, as well as operating activities such as warehousing of plasma, intermediate pastes and finished goods, labelling, packaging, final conditioning, and administrative and final validation release activities related to plasma supply.

Investments have continued in the raw materials and plasma warehouses at the Clayton industrial site, in the new alpha-1 antitrypsin purification, dosing and sterile filling plant at the Parets del Vallés industrial facilities (Barcelona, Spain) and in the new integrated plant for the production of antigens at Emeryville (San Francisco, United States).

Investment plans to open new plasma collection centers in the United States over the next five years have accelerated. The company aims to increase its plasma collection capacity to keep pace with increased production to meet market demand. In June the company opened two new plasma donor centers, bringing to 152 the total number of centers operational in the United States.

Key Corporate Events of the first half of 2015

•               Ordinary General Meeting of Shareholders

At the Ordinary General Meeting, held in May, a majority of the company’s shareholders approved the performance of the management team and the group’s business plan, as well as the proposal to pay a final gross dividend of Euros 0.30 per share, for 2014 results. This final amount distributed in June and the previously paid interim dividend of Euros 0.25 gross per share mean Euros 188.1 million were allocated to dividends in 2014, maintaining the company’s payout at 40% of consolidated net profit.

The shareholders approved the annual accounts, the remuneration of directors, the reduction of the number of members of the Board to 12, the appointments of Carina Szpilka and Iñigo Sánchez-Asiaín as independent directors, and of Raimon Grifols as proprietary director and vice-secretary of the board. Anna Veiga and Tomás Dagá were reelected as independent and external directors, respectively. Nuria Martín was appointed secretary of the board (non-director).

•               Annual meeting with investors and analysts

Early June, Grifols held its annual two-day meeting with investors and analysts at Raleigh and Clayton (North Carolina, United States). The event was attended by close to 60 financial experts from several countries. Grifols senior management gave presentations on the current situation in the different divisions of the company, its investment plans, some of the research projects currently in progress, and greater details of the financial situation at Grifols. As part of the event, participants visited a number of the facilities at the Clayton industrial estate. These included the new fractionation plant opened last year, the new plasma warehouse, and the pilot plant for the manufacture of anti-Ebola immunoglobulins. This pilot plant is part of Grifols’ non-profit initiative to respond to international public health emergencies caused by outbreaks of lethal pathogens.

Environmental Management

•               Energy savings, reducing water consumption and emissions, and increasing the recycling of waste: the key elements of the Environmental Plan 2014-2016

During the first half of 2015, Grifols continued to develop its “Environmental Program 2014-2016”. Key objectives include: energy saving measures in new buildings and projects, reducing water consumption by 180,000 m3, recycling more than 9,000 tons of waste, and reducing emissions of greenhouse gases.

During the first six months of the year the company implemented a range of initiatives to this effect. These included the capture of steam condensate for use in heaters at the Parets del Vallès plant and the elimination of the pasteurization stage in the manufacture of bags for the extraction and conservation of blood components at the Las Torres de Cotillas plant (Murcia, Spain). In combination, these actions will save 3.6 million kWh per year in natural gas consumption. Energy efficiency measures are being implemented to lyophilizers, engines and lighting systems at the new alpha 1-antitrypsin purification plant at Parets del Vallés. This will deliver further savings of 1.3 million kWh per year.

The environmental management system of the company’s sites in Spain was audited by auditors TÜV Rheinland with a positive outcome. Further work is in progress to standardize procedures at the Clayton plant (North Carolina, United States) in order to achieve the ISO 14001 certification, like the Spanish plants.

The environmental report is available since May 2015 at www.grifols.com

A firm commitment to human resources

•               The workforce in Spain rose by 6.2% during the first half of the year

Grifols employed 14,139 people as of June 2015, an increase of +1.1% compared to the end of 2014. The number of employees has risen in all regions, although growth was higher in Spain, with 3,165 employees, an increase of +6.2% compared to December 2014. In the United States and Canada the workforce was stable, at 10,179 employees, while in ROW (Rest of the World) it grew by +2.6% to 795.

Average length of service was 6.4 years, and the average age was 38.1. The workforce is balanced by gender (46% men and 54% women).

Key initiatives during the first half included improving the programs to integrate new employees, adequate training to maintain quality standards, safety and technical excellence, and promoting continuing professional development.

Grifols was the only Spanish company to participate in the “White House Upskill Summit” at the invitation of the White House. This event, which took place in May, sought to explore and share best practice and strategies to improve the skills of United States workers so that they progress to more skilled and better paid positions. The Grifols staff development model is based on continuing training and education in the workplace, specialist courses delivered by the Grifols Academy of Plasmapheresis, with the opportunity of obtaining a university qualification in partnership with the College for America.

Grifols’ growth is generating more opportunities for professional promotion and personal development. Employees are the company’s most important asset for success now and in the future and Grifols is proud to be able to offer its staff the opportunity to pursue a professional career within the company and a range of opportunities for internal promotion.

Liquidity and Capital Resources

Uses and sources of funds

Our principal liquidity and capital requirements consist of the following:

•           costs and expenses relating to the operation of our business, including working capital for inventory purchases and accounts receivable;

•           capital expenditures for existing and new operations; and

•           debt service requirements relating to our existing and future debt.

Historically, we have financed our liquidity and capital requirements through internally generated cash flows mainly attributable to revenues; debt financings; and capital injections. As of June 30, 2015, our cash and cash equivalents totaled Euros 788.7 million and US Dollars 300 million undrawn as of the date of this report and available under our debt agreements. We expect our cash flows from operations combined with our cash balances and availability under our Committed Revolving Credit Facility, and other bank debt to provide sufficient liquidity to fund our current obligations, projected working capital requirements, and capital expenditures for at least the next twelve months. Currently, we do not generate significant cash in any country that might have restrictions for funds repatriation, and we estimate that the existing cash located in the U.S. and Spain, along with the cash generated from operations, will be sufficient to meet future cash needs in key countries.

Cash flow

During the six months period ended 30 June 2015 the Group used net cash flow of Euros 374.7 million. The variation in net cash flow reflects:

•           Net cash from operating activities amount to Euros 257.1 million. The Euros 547.2 million of cash flow generated by Grifols´ operations was offset in part by the Euros 149.2 million of cash used for working capital requirements and Euros 140.9 million of cash used for interest payment and tax collections.

•           Net cash used in investing activities amount to Euros 484.5 million. The Group has repurchased industrial assets in the United States and Spain for a total amount of Euros 232 million (US Dollars 263 million) and Euros 45 million, respectively.

•           Net cash used in financing activities amount to Euros 147.3 million. This result includes mainly debt repayment, dividends payments and other financing activities.

See the cash flow statement included as part of the Condensed Consolidated Interim Financial Statements for a more detailed breakdown of movements.

Indebtedness

On 17 March 2014 the Group concluded the debt refinancing process. The total debt refinanced amounts to US Dollars 5,500 million (Euros 4,075 million) and represents Grifols’ entire debt, including the US Dollars 1,500 million bridge loan obtained for the acquisition of Novartis’ transfusional diagnostics unit. Following the refinancing process, Grifols’ debt structure consists of a US Dollars 4,500 million non-current loan with institutional investors and banks segmented in two tranches (Term Loan A and Term Loan B), and a US Dollars 1,000 million bond issuance (Senior Unsecured Notes).

•               Senior unsecured notes

On 5 March 2014, Grifols Worldwide Operations Limited, a 100% subsidiary of Grifols, S.A., issued US Dollars 1,000 million of Senior Unsecured Notes (the “Notes”) that will mature in 2022 and bears an annual interest at a rate of 5.25%. These notes replaced the Senior Unsecured Notes issued in 2011 amounting to US Dollars 1,100 million, with a maturity in 2018 and at interest rate of 8.25%. On 29 May 2014 the Notes were admitted to listing on the Irish Stock Exchange.

The costs of refinancing Senior Unsecured Notes amounted to Euros 67.6 million, including the costs of cancellation. These costs were included as transaction costs together with other costs deriving from the debt issue and will be taken to profit or loss in accordance with the effective interest rate. Based on the analysis of the quantitative and qualitative factors, the Group concluded that the renegotiation of conditions of the senior unsecured notesdid not trigger a derecognition of the liability. Unamortised financing costs from the senior unsecured debt amount to Euros 145 million at 30 June  2015 (Euros 145 million at 31 December 2014).

•               Senior Secured Debt

On 17 March 2014 the Group refinanced its Senior Secured Debt. The new senior debt consists of a Term Loan A (“TLA”), which amounts to US Dollars 700 million with a 2.50% margin over US Libor and maturity in 2020, a Term Loan B (“TLB”) that amounts to US Dollars 3,250 million and Euros 400 million with a 3.00% margin over Libor and Euribor, respectively, and maturity in 2021 and up to US Dollars 300 million committed revolving facility undrawn as at the date of this report. Furthermore, the embedded floor included in the former senior debt, was terminated.

The costs of refinancing the senior debt amounted to Euros 115.6 million. The termination of the embedded derivatives of the senior debt formed part of the refinancing and the resulting change in the fair values amounting to Euros 23.8 million reduced the financing cost. Based on the analysis of the quantitative and qualitative factors, the Group concluded that the renegotiation of conditions of the senior debt did not trigger a derecognition of the liability. Therefore, the net amount of the financing cost reduced the previous amount recognized and form part of the amortised cost over the duration of the debt. Unamortised financing costs from the senior secured debt amount to Euros 205 million at 30 June 2015 (Euros 209 million at 31 December 2014).

“Cautionary Statement Regarding Forward-Looking Statements”

The facts and figures contained in this report which do not refer to historical data are “projections and forward-looking statements”. The words and expressions like “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “try to achieve”, “estimate”, “future” and similar expressions, insofar as they are related to Grifols Group, are used to identify projections and forward-looking statements. These expressions reflect the assumptions, hypothesis, expectations and anticipations of the management team at the date of preparation of this report, which are subject to a number of factors that could make the real results differ considerably. The future results of Grifols Group could be affected by events related to its own activity, such as shortages of raw materials for the manufacture of its products, the launch of competitive products or changes in the regulations of markets in which it operates, among others. At the date of preparation of this report Grifols Group has adopted the measures it considers necessary to offset the possible effects of these events. Grifols, S.A. does not assume any obligation to publicly inform, review or update any projections and forward-looking statements to adapt them to facts or circumstances following the preparation of this report, except as specifically required by law.

This document does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Spanish Securities Market Law 24/1988, of July 28, the Royal Decree-Law 5/2005, of March 11, and/or Royal Decree 1310/2005, of November 4, and its implementing regulations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

	By:	/s/ David I. Bell
		Name:	David I. Bell
		Title:	Authorized Signatory

Date: July 30, 2015